Exhibit 99.1

Third Quarter 2011 Report to Shareholders

BMO Financial Group Reports Good Third Quarter Results, Contributing

        to Strong Year-to-Date Performance

Financial Results Highlights:

Third Quarter 2011 Compared with Third Quarter 2010:

•	Reported net income of $793 million, up 18% or $124 million from a year ago

•	Adjusted net income[1] of $843 million, up 24% or $165 million from a year ago

•	Reported EPS[2] of $1.27, up 12% from a year ago

•	Adjusted EPS[1,2] of $1.36, up 19% from a year ago

•	ROE of 14.7%, up from 13.7% a year ago

•	Provisions for credit losses of $174 million, down $40 million from a year ago

•	Common Equity Ratio remains strong, at 9.11%

Year-to-Date 2011 Compared with Year-to-Date 2010:

•	Reported net income of $2,369 million, up 14% or $298 million from a year ago

•	Adjusted net income[1] of $2,431 million, up 16% or $337 million from a year ago

Toronto, August 23, 2011 – For the third quarter ended July 31, 2011, BMO Financial Group reported net income of $793 million or $1.27 per share. On an adjusted basis, net income was $843 million or $1.36 per share.

“BMO continues to perform well, with adjusted earnings of $843 million for the quarter and more than $2.4 billion for the first nine months of the year,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “The investments we are making continue to contribute to top-line growth and this remains our priority as we steadily introduce new initiatives that further enhance the experience of our customer.”

1	Results and measures in the MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from third quarter 2011 results in the determination of adjusted results totalled $50 million after tax, comprised of $53 million ($32 million after tax) of costs for the integration of the Marshall & Ilsley Corporation (M&I) acquisition including integration planning, a $17 million ($12 million after tax) charge for amortization of acquisition-related intangible assets and $9 million ($6 million after tax) of charges for the hedge of foreign currency risk on the purchase of M&I. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, the Net Income section, and in the Non-GAAP Measures section of Management’s Discussion and Analysis (MD&A) where such non-GAAP measures and their closest GAAP counterparts are disclosed.
2	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

During the quarter, BMO completed the acquisition of Marshall & Ilsley Corporation (M&I). Over 26 days, M&I’s operations added $117 million of revenue to BMO’s third quarter results and $32 million of adjusted net income, which excludes integration and related costs.

“This purchase is transforming our U.S. presence by adding scale and providing a strong entry into attractive new markets,” said Mr. Downe. “We have more than doubled our U.S. branch count to 688 branches and are competing from a position of strength in a contiguous six-state area with a population and GDP greater than Canada’s. The closing process was on time and efficient. Integration efforts are moving forward as planned as we welcome M&I shareholders as shareholders of BMO.

“In addition, the transaction almost triples the size of our U.S. wealth businesses as measured by assets under management and administration, and our U.S. private banking presence now operates from twice as many outlets.

“Banks succeed when customers succeed. We are focused on deepening customer relationships and developing new ones. We are growing commercial loan balances in Canada. In the United States, our goal is to be the leading commercial lender in the Midwest. And we’re competing aggressively in every market in which we do business. We have committed to making an additional US$5 billion available to small and medium-sized businesses over the next two years to play our part in supporting the economic recovery by spurring business investment and job creation.

“Global economic conditions have given us every reason to be cautious. We have been vigilant and continue to be vigilant by moderating the pace of investment. At the same time, we remain confident in our ability to grow and deliver an experience to customers that stands out, while maintaining our well-earned reputation for disciplined risk management,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a fourth quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

Operating Segment Overview

P&C Canada

Net income was $432 million, up $8 million or 1.8% from a year ago. Volume growth continued across most products but growth has slowed while net interest margin has declined slightly. Revenue increased 3.6% from the second quarter while expense growth moderated to 1.1%, as we manage our expenses prudently while investing in our strategic priorities.

We continue to make improvements in enhancing the customer experience through investment in our workforce, improved processes and leveraging our performance management discipline. Customer loyalty, as measured by net promoter score, continues to improve in both our personal and commercial businesses and we have seen an increase in the average number of product categories used by both personal and commercial customers.

In personal banking, the productivity of our sales and distribution network continues to strengthen. New branch openings and renovations continue, as we opened seven new branches and redeveloped nine in the first nine months of the year. We have enhanced our online banking features that make it more convenient for customers to access their banking information and apply for products online. Early indicators demonstrate that our investments in our business are having an impact. There were more than 10 times the number of youth accounts opened in the first three months of our BMO SmartSteps for Parents campaign as were opened in the same timeframe last year. Online sales are up 14% year over year across all retail product categories and in the three months following our online bank account application upgrade, chequing and savings account sales were up almost 50%. We are confident that we are well positioned for future growth.

In commercial banking, we continue to rank second in market share for loans to small and medium-sized businesses with market share remaining stable year over year. In June, BMO was the only Canadian bank recognized in the top international information technology awards announced in International Data Group’s CIO magazine. The award recognized BMO for its Online Banking for Business platform, a multi-channel, global commercial online banking solution that allows our customers to manage all of their global cash management, foreign exchange and card services online in a secure environment. In addition, earlier this year we launched a new mobile banking service that enables our business banking customers to make payments anytime and anywhere over mobile devices safely and securely. This is consistent with our ongoing investment in delivering a great customer experience to our business banking customers. We are committed to providing seamless, simple, and personalized access to all of their business banking services from one platform. Our goal is to become the bank of choice for businesses across Canada, by providing the knowledge, advice and guidance our customers want.

BMO Financial Group Third Quarter Report 2011 • 1

P&C U.S. (all amounts in US$)

Net income of $95 million increased $45 million or 94% from $50 million a year ago, with the acquired M&I business contributing $27 million of the increase. M&I results included in P&C U.S. reflect an $18 million charge for expected credit losses on the M&I portfolio, determined on a basis consistent with BMO’s methodologies and in the same manner as expected losses are determined for other loans in P&C U.S. Differences between expected losses and actual losses on the portfolio are charged (or credited) to Corporate Services.

Excluding the M&I business, net income increased $18 million or 39%, primarily due to increased revenue from improved net interest margin and higher securities gains, partially offset by lower fee revenue. Revenue increased by 47% on a reported basis and by 8.1% excluding M&I. Higher provisions for credit losses under BMO’s expected loss provisioning methodology were offset by lower expenses.

During the quarter, certain impaired real estate secured assets, primarily commercial real estate loans, were transferred to Corporate Services to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses have been restated to reflect the transfer. Similar assets acquired in the M&I transaction have also been included in Corporate Services.

The M&I acquisition substantially increases our market presence in the Midwest. We have an enviable market position that will enable us to compete aggressively everywhere we do business. We plan to increase our focus on developing new customer relationships and deepening existing relationships across our businesses, and we are making an additional $5 billion in credit available to small and medium-sized businesses in our markets over the next two years.

We continue to focus on the customer experience, as reflected in our high loyalty scores. Our personal retail net promoter score of 43 continues to improve, and with three quarters of sequential growth and an increase of one point from 42 in the prior quarter, our score remains very strong compared to the scores of our major competitors. The preceding scores do not reflect any adjustments for the M&I acquisition and M&I loyalty scores.

Private Client Group (PCG)

Net income was $120 million, up $15 million or 14% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, increased $30 million or 43% to $101 million as we continue to see growth across all of these businesses. Included in the current quarter is $4 million of earnings from the wealth businesses relating to M&I. As well, the current quarter includes results of Lloyd George Management (LGM), an acquisition that was completed on April 28, 2011 and was net income neutral in the quarter. Insurance net income was $19 million for the quarter, down $15 million or 45% from a year ago, primarily due to the effect of unfavourable long-term interest rate movements on policyholder liabilities relative to the prior year.

Revenue was $617 million, up $73 million or 13% from the prior year with growth across all of our businesses as we remain focused on continuing to deliver the high level of service and advice that our clients expect. The LGM acquisition and M&I wealth businesses together added $39 million to revenue. The productivity ratio of 74.7% increased by 30 basis points from the prior year.

Assets under management and administration improved by $177 billion to $429 billion as the M&I and LGM acquisitions brought $153 billion in client assets to our business. Assets in our U.S. wealth business increased from US$77 billion to US$239 billion. On a basis that excludes the impact of the M&I and LGM acquisitions and the weaker U.S. dollar, assets under management and administration grew $30 billion or 12% from a year ago.

As a result of the M&I acquisition, we have almost doubled our U.S. private banking footprint. Our Global Asset Management business is a multi-asset management firm that now manages over $100 billion in combined assets and is one of the 100 largest investment managers worldwide as measured by assets under management. By continuing to provide an exceptional client experience, we are building a strong foundation and positioning ourselves for expansion of our business.

BMO’s Exchange Traded Fund (ETF) business has grown to $2.7 billion in assets under management. Since inception in June 2009, BMO’s ETF product portfolio has grown to 40 funds that offer numerous benefits to investors including lower costs, diversification and tax efficiencies, while providing investment exposure to a broad range of asset classes, sectors and regions.

BMO Capital Markets

Net income for the quarter was $279 million, an increase of $149 million from a year ago. Return on equity was 25.5%, compared with 11.8% a year ago. Revenue was $837 million, up $158 million or 23% from the prior year. Trading revenues have increased significantly, as the trading environment has improved from the challenging conditions of a year ago. Mergers and acquisitions revenues have also shown strong growth over the previous year. Results also benefited from a recovery of prior periods’ income taxes. BMO Capital Markets strategy remains focused on its core clients and businesses and remains on track to successfully deliver profitable growth over time.

As a testament to its expertise in trade finance, BMO Capital Markets has, for the second year in a row, been named as the winner of the “Best Trade Bank in Canada” award for excellence by Trade Finance magazine.

In the third quarter of 2011, BMO Capital Markets participated in 125 new issues, including 37 corporate debt deals, 32 government debt deals, 51 common equity transactions and five issues of preferred shares, raising $51 billion.

2 • BMO Financial Group Third Quarter Report 2011

Corporate Services

Corporate Services net loss in the quarter was $130 million, including a $38 million loss related to M&I integration planning and foreign exchange hedging costs, up from a loss of $42 million a year ago. Revenues were $28 million worse, primarily due to the impact of the M&I acquisition and a less favourable impact year over year from hedging activities, partly offset by a lower group teb offset (see the Revenue section for an explanation of teb). Expenses were $51 million higher, mainly due to costs relating to the M&I integration. Provisions for credit losses were better by $34 million, contributing $24 million to Corporate Services net income, as a result of lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I for consideration of approximately $4.0 billion in the form of approximately 67 million common shares issued to M&I shareholders. M&I Bank combined with Harris to form BMO Harris Bank. In addition, immediately prior to the closing of the transaction, a BMO subsidiary purchased from the U.S. Treasury all of M&I’s outstanding Troubled Asset Relief Program (TARP) preferred shares and warrants for cash consideration of approximately US$1.7 billion.

The acquisition of M&I added $29 billion of loans, after adjustment for future expected losses, and $34 billion of deposits. The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed. The acquisition together with our existing U.S. operations more than doubles our U.S. branch count to 688, adds approximately two million customers and increases BMO’s total assets under management and administration to over $530 billion.

We expect that annual cost savings from the integration of M&I and BMO will exceed US$300 million. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a better ability to compete in the market. As previously indicated, we also anticipate that in fiscal 2011 M&I will contribute modestly positive net income to BMO’s consolidated results, excluding integration and restructuring costs.

Integration and restructuring costs are included in non-interest expense in Corporate Services and are expected to approximate a total of US$600 million over the next few years. We recorded $53 million of such expenses in the current quarter and $25 million in the immediately preceding quarter. These costs include amounts related to system conversions, severance and other employee-related charges as well as other integration amounts, such as consulting fees and marketing costs in connection with customer communications and rebranding activities.

M&I’s activities are primarily reflected in our P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

Prior to the close of the transaction, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred from P&C U.S. to Corporate Services to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses have been restated to reflect the transfer. In addition, similar assets valued at approximately US$1.5 billion that were acquired on the M&I acquisition were included in Corporate Services for the same reasons.

Also included in Corporate Services are the fair value adjustments that we have established at this time for future expected losses on the M&I loan portfolio and for the valuation of loans, deposits and debt instruments at market rates on the closing date. Corporate Services results will include in the provisions for credit losses any changes in our estimate of future expected losses and will also include the adjustments to net interest income that will occur as a result of having valued assets and liabilities at market rates on the closing date. These items were not significant to Corporate Services results in the quarter. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

While the acquisition of M&I adds scale and provides a strong entry into new markets, integration risk is a key focus for the organization. It includes risk of customer and employee retention and system integration. The risks are addressed by maintaining our program management office, along with experienced BMO and M&I staff focused on ensuring these risks are well managed. Both organizations have considerable experience with integrating acquired businesses and the integration is now well underway. Our first critical milestone, closing the transaction and opening the combined bank for business on July 6, was successfully completed.

Adjusted Net Income

Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Adjusted results for the third quarter of 2011 exclude the following items:

•	costs for M&I of $53 million ($32 million after tax) for integration costs such as professional fees for integration planning as well as costs for systems development and certain severance;
•	amortization of acquisition-related intangible assets of $17 million ($12 million after tax); and
•	a charge to revenue for the hedge of foreign currency risk on the purchase of M&I of $9 million ($6 million after tax).

Adjusted net income was $843 million for the third quarter of 2011, up $165 million or 24% from a year ago. Adjusted earnings per share were $1.36, up 19% from $1.14 a year ago. The adjusting items above were recorded in Corporate Services except for the amortization of acquisition-related intangibles, which is charged across the groups. Adjusted results and measures are non-GAAP. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the Non-GAAP Measures section at the end of the MD&A, together with comments on the uses and limitations of such measures.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2011 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the nine months ended
	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	Change from July 31, 2010	July 31, 2011	July 31, 2010	Change from July 31, 2010
Income Statement Highlights
Total revenue	$3,274	$3,217	$3,346	$3,229	$2,907	12.6%	$9,837	$8,981	9.5%
Provision for credit losses	174	145	248	253	214	(18.7)	567	796	(28.8)
Non-interest expense	2,111	2,023	2,046	2,023	1,898	11.1	6,180	5,567	11.0
Net income	793	800	776	739	669	18.5	2,369	2,071	14.4
Adjusted net income	843	804	784	748	678	24.4	2,431	2,094	16.1
Net Income by Operating Segment
Personal & Commercial Banking Canada	$432	$402	$443	$418	$424	1.8%	$1,277	$1,222	4.5%
Personal & Commercial Banking U.S.	92	53	54	46	52	78.6	199	168	18.6
Private Client Group	120	101	153	129	105	14.0	374	331	12.7
BMO Capital Markets	279	235	257	214	130	+100	771	602	28.2
Corporate Services (a)	(130)	9	(131)	(68)	(42)	(+100)	(252)	(252)	0.2
Common Share Data ($)
Diluted earnings per share	$1.27	$1.34	$1.30	$1.24	$1.13	$0.14	$3.91	$3.51	$0.40
Diluted adjusted earnings per share (b)	1.36	1.35	1.32	1.26	1.14	0.22	4.02	3.55	0.47
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	-	2.10	2.10	-
Book value per share	37.89	34.22	34.21	34.09	33.13	4.76	37.89	33.13	4.76
Closing share price	60.03	62.14	57.78	60.23	62.87	(2.84)	60.03	62.87	(2.84)
Total market value of common shares ($ billions)	38.3	35.4	32.8	34.1	35.4	2.9	38.3	35.4	2.9

	As at
	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	Change from July 31, 2010
Balance Sheet Highlights
Assets	$476,557	$413,228	$413,244	$411,640	$397,386	19.9%
Net loans and acceptances	205,441	174,696	176,914	176,643	173,555	18.4
Deposits	291,412	253,387	251,600	249,251	242,791	20.0
Common shareholders’ equity	24,148	19,494	19,422	19,309	18,646	29.5

	For the three months ended						For the nine months ended
	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010		July 31, 2011	July 31, 2010
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	3.9	4.4	1.7	5.9	5.6		3.9	5.6
Diluted earnings per share growth	12.4	6.3	16.1	11.7	16.5		11.4	78.2
Diluted adjusted earnings per share growth (b)	19.0	5.5	16.4	6.9	8.7		13.3	25.2
Return on equity	14.7	16.7	15.7	15.1	13.7		15.7	14.8
Adjusted return on equity (b)	15.6	16.8	15.9	15.3	13.9		16.1	14.9
Net economic profit ($ millions) (b)	226	293	255	225	158		774	593
Net economic profit (NEP) growth (b)	43.0	11.3	48.6	40.8	+100		30.5	+100
Operating leverage	1.5	(5.0)	(0.7)	(5.7)	(3.8)		(1.5)	11.8
Adjusted operating leverage (b)	4.9	(3.3)	(0.7)	(7.4)	(4.1)		0.2	5.6
Revenue growth	12.6	5.5	10.6	8.0	(2.4)		9.5	11.2
Adjusted revenue growth (b)	12.9	5.9	10.6	6.3	(2.6)		9.7	5.1
Non-interest expense growth	11.1	10.5	11.3	13.7	1.4		11.0	(0.6)
Adjusted non-interest expense growth (b)	8.0	9.2	11.3	13.7	1.5		9.5	(0.5)
Non-interest expense-to-revenue ratio	64.5	62.9	61.2	62.6	65.3		62.8	62.0
Adjusted non-interest expense-to-revenue ratio (b)	62.2	61.6	60.9	62.3	65.0		61.5	61.7
Provision for credit losses-to-average loans and acceptances (annualized)	0.39	0.36	0.58	0.58	0.50		0.44	0.63
Effective tax rate	18.03	22.02	24.51	20.56	13.44		21.59	18.77
Gross impaired loans and acceptances-to-equity and allowance for credit losses	7.97	10.22	11.47	12.18	12.15		7.97	12.15
Cash and securities-to-total assets ratio	34.6	35.9	35.6	35.0	34.6		34.6	34.6
Common equity ratio	9.11	10.67	10.15	10.26	10.27		9.11	10.27
Tier 1 capital ratio	11.48	13.82	13.02	13.45	13.55		11.48	13.55
Total capital ratio	14.21	17.03	15.17	15.91	16.10		14.21	16.10
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	0.0	3.2	16.6	26.4	22.4		0.0	22.4
Dividend yield	4.66	4.51	4.85	4.65	4.45		4.66	4.45
Price-to-earnings ratio (times)	11.7	12.4	11.7	12.7	13.6		11.7	13.6
Market-to-book value (times)	1.58	1.82	1.69	1.77	1.90		1.58	1.90
Return on average assets	0.71	0.80	0.74	0.72	0.67		0.75	0.70
Net interest margin on average earning assets	1.78	1.89	1.82	1.89	1.88		1.83	1.87
Non-interest revenue-to-total revenue	48.3	49.6	51.4	50.2	46.0		49.8	48.5
Equity-to-assets ratio	5.7	5.4	5.3	5.3	5.3		5.7	5.3

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.
(b)	These are non-GAAP measures. Refer to the Non-GAAP Measures section at the end of Management’s Discussion and Analysis for an explanation of the use and limitations of Non-GAAP measures and detail on the items that have been excluded from results in the determination of adjusted measures. NEP, a non-GAAP measure, is explained in the Other Value Measures section in the MD&A. Earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	For a discussion of the significance of these credit ratings, see “Credit Rating” on p.15 of Management’s Discussion and Analysis.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Management’s Discussion and Analysis

MD&A commentary is as of August 23, 2011. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended July 31, 2011, included in this document, and the annual MD&A for the year ended October 31, 2010, included in BMO’s 2010 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

(Unaudited) (Canadian $ in millions, except as noted)	Q3-2011	Increase (Decrease) vs. Q3-2010		Increase (Decrease) vs. Q2-2011		YTD-2011	Increase (Decrease) vs. YTD-2010
Net interest income	1,692	121	8%	72	4%	4,939	314	7%
Non-interest revenue	1,582	246	18%	(15)	(1%)	4,898	542	12%
Revenue	3,274	367	13%	57	2%	9,837	856	10%
Specific provision for credit losses	174	(40)	(19%)	(13)	(7%)	609	(187)	(23%)
Decrease in the general allowance	-	-	-	(42)	(+100%)	(42)	42	nm
Total provision for credit losses	174	(40)	(19%)	29	20%	567	(229)	(29%)
Non-interest expense	2,111	213	11%	88	4%	6,180	613	11%
Provision for income taxes	178	71	67%	(53)	(23%)	667	176	36%
Non-controlling interest in subsidiaries	18	(1)	(2%)	-	-	54	(2)	(2%)
Net income	793	124	18%	(7)	(1%)	2,369	298	14%

Adjusted net income (1)	843	165	24%	39	5%	2,431	337	16%

Earnings per share – basic ($)	1.28	0.15	13%	(0.07)	(5%)	3.93	0.40	11%
Earnings per share – diluted ($)	1.27	0.14	12%	(0.07)	(5%)	3.91	0.40	11%
Adjusted earnings per share – diluted ($) (1)	1.36	0.22	19%	0.01	1%	4.02	0.47	13%
Return on equity (ROE)	14.7%		1.0%		(2.0%)	15.7%		0.9%
Adjusted ROE (1)	15.6%		1.7%		(1.2%)	16.1%		1.2%
Productivity ratio	64.5%		(0.8%)		1.6%	62.8%		0.8%
Adjusted productivity ratio (1)	62.2%		(2.8%)		0.6%	61.5%		(0.2%)
Operating leverage	1.5%		nm		nm	(1.5%)		nm
Adjusted operating leverage (1)	4.9%		nm		nm	0.2%		nm
Net interest margin on earning assets	1.78%		(0.10%)		(0.11%)	1.83%		(0.04%)
Effective tax rate	18.0%		4.6%		(4.0%)	21.6%		2.8%

Capital Ratios:
Tier 1 Capital Ratio	11.48		(2.07)		(2.34)	11.48		(2.07)
Common Equity Ratio	9.11		(1.16)		(1.56)	9.11		(1.16)

Net income:
Personal and Commercial Banking	524	48	10%	69	15%	1,476	86	6%
P&C Canada	432	8	2%	30	8%	1,277	55	5%
P&C U.S.	92	40	79%	39	72%	199	31	19%
Private Client Group	120	15	14%	19	19%	374	43	13%
BMO Capital Markets	279	149	+100%	44	19%	771	169	28%
Corporate Services, including Technology and Operations (T&O)	(130)	(88)	(+100%)	(139)	(+100%)	(252)	-	-

BMO Financial Group Net Income	793	124	18%	(7)	(1%)	2,369	298	14%

(1) These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.

4 • BMO Financial Group Third Quarter Report 2011

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended July 31, 2011 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at July 31, 2011, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective. On July 5, 2011, BMO completed the acquisition of Marshall & Ilsley Corporation (M&I) which has not been included in our evaluation of the design effectiveness of the bank’s disclosure controls and procedures and internal control over financial reporting as at July 31, 2011. M&I represents 8.9% of consolidated assets, 3.8% of consolidated revenue and 3.5% of consolidated net income as at and for the period ended July 31, 2011. The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are outlined in Note 7 of the attached unaudited interim consolidated financial statements.

Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2010 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.

With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the anticipated benefits from the transaction such as it being accretive to earnings and other impacts on earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the combined businesses now operate; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on integration and restructuring related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involved making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at July 31 or as close to July 31 as was practical. The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in our 2010 Annual Report and later in this document. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

In determining the impact of reductions to interchange fees in the U.S. Legislative Developments section, we have assumed that business volumes remain consistent with our expectations and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Third Quarter Report 2011 • 5

Economic Outlook and Review

The global economic outlook has deteriorated in recent months. Stock markets worldwide have fallen sharply, undermining household wealth and confidence. The S&P downgrade of the U.S.’s triple-A credit rating to AA+ and the intense political resistance to raising the U.S. government’s borrowing capacity have heightened concerns about the U.S. fiscal outlook, which risks damaging business confidence. The European debt crisis remains unresolved and there are concerns about European bank exposure to sovereign debt. While we do not anticipate another recession, we have revised down meaningfully our outlook for the Canadian and U.S. economies.

Following good growth earlier this year, Canada’s economy has slowed as a result of weak U.S. demand and disruptions to automobile production following the earthquake and tsunami in Japan. Despite strong employment growth, consumer spending slowed due to elevated levels of debt and high gasoline prices, restraining personal loan growth. Home sales moderated as well, partly in response to mortgage rule changes that took effect in March. Economic activity is expected to improve moderately in the second half of the year in response to a recovery in auto production and firmer U.S. demand. Business investment is projected to remain healthy due to strong demand for resources from emerging-market economies, supporting commercial loan growth. After expanding 3.2% in 2010, the Canadian economy is expected to grow at more modest rates of 2.4% in 2011 and 2.3% in 2012, held back by the impact of a strong Canadian dollar and more restrictive fiscal policies. The Bank of Canada will likely refrain from raising interest rates until mid-2012 due to the uncertain global economic environment. The Canadian dollar should continue to trade above parity with the U.S. dollar in 2012, benefiting from firm commodity prices and Canada’s relatively healthy fiscal standing among advanced economies. Home sales should remain healthy in response to low borrowing costs, supporting residential mortgage demand. After climbing sharply in the past year, existing house prices are expected to stabilize in 2012.

The U.S. economy slowed sharply in the first half of the year in response to higher gasoline prices, disruptions in auto production and reductions in government spending. Consumer spending stalled in the second quarter, though business investment and exports remained healthy. Employment growth slowed, raising the unemployment rate back above 9%. Real estate markets remained weak and prices declined further in most regions. Economic growth is projected to improve only modestly in the second half of the year as a result of an upturn in motor vehicle production, lower oil prices, a weak U.S. dollar and strong demand from emerging-market economies. Business investment should remain healthy, benefiting from tax incentives and the solid earnings growth of U.S. multinational corporations. However, restrictive fiscal policy will continue to temper the expansion. After expanding 3.0% in 2010, the U.S. economy is expected to grow 1.7% in 2011 and 2.5% in 2012. Inflation should decline due to steadier commodity prices and subdued wage growth. The Federal Reserve is projected to maintain its low-interest rate policy well into 2013 to address high unemployment. Continued low interest rates should support capital markets activity this year, but the uncertain economic outlook and volatile equity markets will temper the benefit.

In the Midwest, where the bulk of our U.S. operations are located, the economy slowed in the spring. Consumer spending and manufacturing weakened, while construction and house prices remained subdued. However, business spending was steady and credit conditions improved. In the year ahead, the Midwest economy should benefit from stronger automobile production, continued strength in exports and high agricultural prices. Growth is expected to improve modestly, consistent with the overall U.S. economy, supporting personal and business loan demand. Firmer job growth should support home sales and residential mortgage demand.

This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the third quarter of 2010 by the weakening of the U.S. dollar but were unchanged relative to the second quarter of 2011. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 7.9% from a year ago and increased by 0.1% from the average of the second quarter of 2011. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

(Canadian $ in millions,	Q3-2011		YTD-2011 vs.
except as noted)	vs. Q3-2010	vs. Q2-2011	YTD-2010
Canadian/U.S. dollar exchange rate (average)
Current period	0.9628	0.9628	0.9777
Prior period	1.0453	0.9623	1.0439
Increased (decreased) revenue	(73)	-	(161)
Decreased (increased) expense	50	-	108
Decreased (increased) provision for credit losses	7	-	20
Decreased (increased) income taxes and non-controlling interest in subsidiaries	(4)	-	1
Increased (decreased) net income	(20)	-	(32)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuation on earnings for the year. Over the course of the current quarter, the U.S. dollar strengthened modestly, as the exchange rate increased from Cdn$0.9464 per U.S. dollar at April 30, 2011 to an average of Cdn$0.9628. Hedging transactions resulted in an after-tax loss of $1 million for the quarter and after-tax gain of $2 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

6 • BMO Financial Group Third Quarter Report 2011

Other Value Measures

BMO’s average annual total shareholder return for the five-year period ended July 31, 2011 was 3.9%.

Net economic profit (NEP) was $226 million, compared with $293 million in the second quarter and $158 million in the third quarter of 2010. NEP is a non-GAAP measure. The decrease from the second quarter was largely due to an increased cost of capital due to the issuance of common shares in connection with the M&I acquisition in the quarter. NEP of $226 million represents the net income that is available to common shareholders ($754 million), plus the after-tax amortization of intangible assets ($12 million), net of a charge for capital ($540 million), and is considered an effective measure of added economic value. Please see the Non-GAAP Measures section at the end of the MD&A for a discussion on the use and limitations of non-GAAP measures.

Net Income

Q3 2011 vs Q3 2010

Net income was $793 million for the third quarter of 2011, up $124 million or 18% from a year ago. Earnings per share were $1.27, up 12% from $1.13 a year ago. BMO completed the acquisition of M&I on July 5, 2011 and issued approximately 67 million BMO common shares, as disclosed in the preceding Acquisition of Marshall & Ilsley Corporation section, and its results are included with BMO’s as of that date. Results for the quarter in respect of M&I included a loss of $10 million and adjusted net income of $32 million.

Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Adjusted results for the third quarter of 2011 exclude the following items:

•	costs for M&I of $53 million ($32 million after tax) for integration costs such as professional fees for integration planning as well as costs for systems development and certain severance;
•	amortization of acquisition-related intangible assets of $17 million ($12 million after tax) including $7 million ($4 million after tax) for M&I; and
•	a charge to revenue for the hedge of foreign currency risk on the purchase of M&I of $9 million ($6 million after tax).

Adjusted net income was $843 million for the third quarter of 2011, up $165 million or 24% from a year ago. Adjusted earnings per share were $1.36, up 19% from $1.14 a year ago. Adjusted results and measures are non-GAAP. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the Non-GAAP Measures section at the end of the MD&A, together with comments on the uses and limitations of such measures.

There were improved results in each of the operating groups with particularly strong growth in BMO Capital Markets due in part to a more favourable environment than a year ago, resulting in good growth in trading revenue and mergers and acquisitions revenue. P&C U.S. grew strongly, benefiting from the inclusion of M&I’s results. Private Client Group net income growth was also good, with growth across all businesses except insurance. There was reduced net income in Corporate Services due to lower revenues and integration costs.

Revenue increases outpaced expense increases in all of the operating groups, although operating leverage was modestly negative in both P&C Canada and Private Client Group. Provisions for credit losses in the current quarter decreased in the improved credit environment.

Q3 2011 vs Q2 2011

Net income decreased $7 million from the second quarter and earnings per share decreased $0.07 or 5.2% from $1.34. Adjusted net income increased $39 million or 4.8% from $804 million in the second quarter. The increase was largely attributable to the inclusion of M&I results. Adjusting items are detailed in the Non-GAAP Measures section at the end of the MD&A.

Revenue increased due to the addition of M&I. Expenses increased but, excluding the impact of M&I, were lower. Specific provisions for credit losses were modestly lower than in the second quarter but overall provisions were higher due to a reduction in the general allowance in the second quarter.

Q3 YTD 2011 vs Q3 YTD 2010

Net income increased $298 million or 14% to $2,369 million. Adjusted net income increased $337 million or 16% to $2,431 million. A strong increase in reported revenue outpaced the increase in reported expense and there were reduced provisions for credit losses.

Revenue

BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

Total revenue for the third quarter of 2011 increased $367 million or 13% from a year ago, due in part to M&I revenue of $117 million. Adjusted revenue increased $376 million or 13%. There was solid growth in net interest income and also in non-interest revenue, both due in part to M&I. The weaker U.S. dollar decreased revenue growth by $73 million or 2.5 percentage points.

Revenue increased $57 million or 1.7% from the second quarter with solid growth in net interest income. Increased revenues were in part due to M&I and the impact of three more days in the third quarter. Net interest income was higher in each of the operating groups and non-interest revenue was higher in each of the operating groups except BMO Capital Markets. Revenues were lower in Corporate Services.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

BMO Financial Group Third Quarter Report 2011 • 7

Net Interest Income

Net interest income increased $121 million or 7.7% from a year ago, with solid growth in P&C Canada, P&C U.S. and Private Client Group. Higher average earning assets drove the overall increase.

BMO’s overall net interest margin decreased by 10 basis points year over year to 1.78%. There were decreases in P&C Canada and BMO Capital Markets and increases in P&C U.S. and Private Client Group. The reduction in net interest margin in P&C Canada was mainly due to lower deposit spreads in a low interest environment. The reduction in net interest margin in BMO Capital Markets was primarily attributable to lower trading net interest income. Increased margin in P&C U.S. was mainly due to improved loan spreads, as a result of a favourable change in the mix of loan balances, and higher deposit balances. In Private Client Group, the increase was due to higher deposit balances in private banking and higher deposit spreads in the brokerage businesses.

Average earning assets increased $45.3 billion or 14% relative to a year ago, and adjusted to exclude the impact of the weaker U.S. dollar, increased by $57.1 billion. Average earning assets included approximately one month of M&I balances, which added approximately $9.9 billion to BMO’s average earning asset levels. Higher asset levels were attributable to loan growth in P&C Canada, increased trading assets in BMO Capital Markets and increases in personal loans in Private Client Group’s Canadian private banking business. There were also higher cash balances, representing increased deposits with the U.S. Federal Reserve. Excluding the impact of M&I, P&C U.S. average earning assets were lower as credit and economic conditions continue to affect credit utilization. There was improved commercial loan growth in certain categories, in addition to increases from the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank, but these were offset by planned run-off in the portfolio and new mortgage originations sold in the secondary market.

Relative to the second quarter, net interest income increased $72 million or 4.4%. There was higher net interest income in each of the groups, due to asset growth.

BMO’s overall net interest margin decreased 11 basis points from the second quarter to 1.78%. Reduced net interest income in Corporate Services was a significant contributor to the overall reduction in net interest margin.

Net interest margin was stable in P&C Canada with a small decrease due to lower mortgage refinancing fees. Net interest margin in P&C U.S. was unchanged including the impact of M&I but otherwise increased by 6 basis points as a result of improved loan spreads due to the continuation of a favourable change in the mix of loan balances and increased deposit balances, partially offset by reduced spreads on deposits.

Average earning assets increased $24.4 billion or 6.9% from the second quarter due in part to the inclusion of M&I assets. There were increases across all the operating groups. There was growth in trading assets in BMO Capital Markets and growth across all lines in Private Client Group. P&C Canada average earning assets increased 5.1% year over year and 1.1% quarter over quarter.

Year to date, net interest income increased $314 million or 6.8%, due to higher revenues in all operating groups, except BMO Capital Markets. There were increased average earning assets in all operating groups and increased margins in all groups except BMO Capital Markets.

BMO’s overall net interest margin decreased by 4 basis points to 1.83% for the year to date. P&C Canada was relatively unchanged. P&C U.S. margin increased due to improved loan spreads, as discussed above, and higher deposit balances. Private Client Group margin increased primarily due to improved deposit spreads in the brokerage businesses, partially offset by growth in insurance assets, which have no net interest income impact. BMO Capital Markets experienced lower trading net interest income and held higher deposits with the U.S. Federal Reserve, resulting in lower net interest margin.

Average earning assets for the year to date increased $30.3 billion or 9.2%, and by $38.9 billion adjusted to exclude the impact of the weaker U.S. dollar. M&I contributed $3.4 billion to growth as its assets were included in the average for only 26 days. On a Canadian dollar basis, there was organic growth in P&C Canada, Private Client Group and BMO Capital Markets, combined with an increase in Corporate Services. As indicated above, in P&C U.S., there was improved commercial loan growth in certain categories but the effects were offset by other factors. Private Client Group grew average earning assets across most lines of business and in BMO Capital Markets there was growth in trading assets.

Net Interest Margin (teb)*

(In basis points)	Q3-2011	Increase (Decrease) vs. Q3-2010	Increase (Decrease) vs. Q2-2011	YTD-2011	Increase (Decrease) vs. YTD-2010
P&C Canada	292	(4)	(1)	295	1
P&C U.S.	447	66	-	438	72
Personal and Commercial Client Group	321	11	4	319	13
Private Client Group	289	12	(21)	297	18
BMO Capital Markets	73	(22)	(3)	76	(20)
Corporate Services, including Technology and Operations (T&O)**	nm	nm	nm	nm	nm
Total BMO	178	(10)	(11)	183	(4)
Total Canadian Retail***	292	(6)	(3)	296	(1)
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins, and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services net interest income is negative and lowers BMO’s overall net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm - not meaningful

8 • BMO Financial Group Third Quarter Report 2011

Non-Interest Revenue

Non-interest revenue in the current quarter increased $246 million or 18% from a year ago. Results included $48 million related to M&I, consisting primarily of investment management fees in Private Client Group, deposit and payment service charges in P&C U.S., and other revenue. Overall growth in BMO’s total non-interest revenue was mostly attributable to strong growth in BMO Capital Markets and a solid increase in Private Client Group. Non-interest revenue is detailed in the attached summary unaudited consolidated financial statements.

Non-interest revenue in the quarter improved from a year ago, due to strong growth in BMO Capital Markets mergers and acquisitions fees, as well as good growth in trading revenues, which were very low in the weak trading environment of a year ago. There were also healthy increases in Private Client Group mutual fund revenues and investment management and custodial fees. There was a $1.3 billion credit card securitization late in the second quarter; as a result, credit card fees were lowered this quarter and securitization non-interest revenue was increased.

Relative to the second quarter, non-interest revenue decreased $15 million or 1.0%. The reduction was attributable to decreases in Corporate Services and BMO Capital Markets, partially offset by improved revenues in P&C U.S. and Private Client Group. P&C U.S. non-interest revenues included increased investment securities gains and Private Client Group benefited from higher investment management fees. Private Client Group experienced declines in securities and commission fees but saw improvements in insurance revenues. The second quarter was affected by unusually high reinsurance claims from the earthquakes in Japan and New Zealand. The current quarter was affected, to a lesser extent, by increases in the adverse effects of unfavourable long-term interest rate movements on policyholder liabilities. Credit card fees decreased and securitization revenues rose, as discussed above. Corporate Services reduced non-interest revenue was due to a net reduction in a number of small items in other non-interest revenue in the third quarter and a credit card loan securitization gain in the second quarter.

Year to date, non-interest revenue increased $542 million or 12%. Non-interest revenue growth in BMO Capital Markets was very strong due to sizable increases in underwriting and advisory fees, securities commissions and trading revenues. Private Client Group also grew strongly with good growth in securities commissions, investment management and custodial fees, and mutual fund revenues. Growth in insurance revenue was more than offset by the earthquake-related reinsurance claims and the adverse effect from unfavourable long-term interest rate movements on policyholder liabilities relative to the same period a year ago. P&C Canada non-interest revenue growth was driven by the inclusion of two more months of Diners Club North American franchise results in the current year and higher mutual fund revenues, offset in part by lower card fees.

Non-Interest Expense

Non-interest expense for the third quarter of 2011 increased $213 million or 11% from a year ago to $2,111 million. Adjusted non-interest expense increased $153 million or 8.0% from a year ago to $2,041 million. Adjusted expense excludes $53 million of integration costs relating to the M&I acquisition and $17 million in respect of the amortization of acquisition-related intangible assets. M&I increased expense by $137 million and adjusted non-interest expense by $76 million. Non-interest expense is detailed in the attached summary unaudited consolidated financial statements.

Increased employee compensation accounted for approximately two-thirds of the increase in reported expense and one-third of that amount was attributable to M&I. The growth was due in part to higher performance-based compensation, in line with improved revenues. There were also continued investments in the business including staffing increases across groups and higher costs from our other acquisitions. Computer and equipment costs and travel expense also increased. Professional fees increased substantially due to M&I. Lower other expenses include the benefit of a sales tax recovery. The weaker U.S. dollar reduced expense growth by $50 million or 2.6 percentage points, but the harmonized sales tax that was implemented in both Ontario and British Columbia on July 1, 2010 increased expenses year over year by approximately one-third of that amount.

Relative to the second quarter, non-interest expense increased $88 million or 4.3%, but fell when adjusted for the $137 million of M&I costs included in results in the quarter and the $25 million of pre-acquisition integration planning costs in the second quarter. On a reported basis, there were increases in employee compensation, travel and business development due to continued investment, partially offset by lower other expenses including the benefit of the sales tax recovery. The nominally stronger U.S. dollar relative to the second quarter had no impact on quarter-over-quarter expense growth.

Non-interest expense for the year to date increased $613 million or 11% to $6,180 million. Adjusted non-interest expense increased $525 million or 9.5%. M&I accounted for $162 million of expense growth and $76 million of adjusted expense growth. There was growth in employee compensation, including performance-based costs in line with improved results, increased computer and equipment costs, and higher professional fees and travel and business development expense. Expense growth was due in part to continued investment in our P&C and wealth businesses including technology development initiatives and the addition of employees, as well as the effects of our other acquisitions.

BMO Financial Group Third Quarter Report 2011 • 9

Risk Management

The global economic recovery has slowed due to heightened uncertainty surrounding both the European and U.S. economies. In the United States, continued high unemployment levels and weak real estate markets have weakened consumer confidence and increased ongoing economic uncertainty.

Loans acquired in connection with the M&I transaction were recorded at fair value at acquisition and as a result, no allowance for credit losses has been recorded on these loans. The fair value of the purchased portfolio of $29.2 billion included an adjustment for estimated future losses of $3.3 billion. In addition, an adjustment to the fair value of undrawn commitments and letters of credit of $206 million has been recorded in other liabilities. As the purchased portfolio was written down at acquisition to the amount expected to be collected, the purchased loans are not included in gross impaired loans. We expect to recover the fair value (or new carrying amount) of the purchased portfolio.

Provisions for credit losses totalled $174 million in the third quarter of 2011. Specific provisions were $174 million or an annualized 39 basis points of average net loans and acceptances, compared with $187 million or 45 basis points in the second quarter and $214 million or 50 basis points in the third quarter of 2010. The preceding ratios have been calculated excluding the impact of the purchased portfolios that were recorded at fair value at acquisition and prior quarters have been restated accordingly. There was no change in the general allowance in the current quarter or in the third quarter of 2010. There was a $42 million reduction in the general allowance in the second quarter of 2011.

On a geographic basis, specific provisions in Canada and other countries (excluding the United States) were $94 million in the third quarter of 2011, $97 million in the second quarter of 2011 and $110 million in the third quarter of 2010. Provisions in the United States for the comparable periods were $80 million, $90 million and $104 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the third quarter of 2011 were: $161 million in P&C Canada; $51 million in P&C U.S.; $7 million in BMO Capital Markets; and a recovery of $2 million in Private Client Group. In addition, there were $19 million of actual credit losses in the quarter in respect of the loans transferred from P&C U.S. to Corporate Services. The P&C Canada losses of $161 million include credit losses of $62 million related to securitized assets, which are not included in BMO’s $174 million of specific provisions.

Actual credit losses in the second quarter of 2011 were: $151 million in P&C Canada; $79 million in P&C U.S.; $5 million in Private Client Group; and $nil in BMO Capital Markets. The P&C Canada losses of $151 million include credit losses of $48 million related to securitized assets, which are not included in BMO’s $187 million of specific provisions.

Actual credit losses in the third quarter of 2010 were: $171 million in P&C Canada; $103 million in P&C U.S.; $nil in Private Client Group; and a recovery of $10 million in BMO Capital Markets. The P&C Canada losses of $171 million include credit losses of $50 million related to securitized assets, which are not included in BMO’s $214 million of specific provisions.

Impaired loan formations totalled $252 million in the current quarter, up from $147 million in the second quarter of 2011 and $242 million a year ago. Consistent with recent quarters, U.S.-related formations represented over half of BMO’s total formations in the quarter.

Total gross impaired loans were $2,290 million at the end of the current quarter, down from $2,465 million in the second quarter and from $2,801 million a year ago. Effective the third quarter of 2011, gross impaired loans exclude the purchased portfolios and prior quarters have been restated accordingly.

The acquisition of M&I has increased BMO’s exposure to U.S. real estate related loans and to potential deterioration in U.S. real estate markets. However, we are satisfied that estimated future credit losses were appropriately considered in determining the fair value of the purchased portfolio at acquisition and we continue to proactively manage these exposures.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 88 of BMO’s 2010 Annual Report.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a strong liquidity position. During the quarter, our core deposits increased to $172 billion from $136 billion primarily due to the addition of M&I’s core deposit base.

Trading and Underwriting Market Value Exposure (MVE) rose quarter over quarter due to increased activity in our fixed income businesses. Exposure in the bank’s available-for-sale (AFS) portfolios was virtually unchanged over the quarter and continues to be concentrated in portfolios holding significant levels of high quality, hedged bonds.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing lower. MVE and EV increased modestly from the prior quarter primarily due to the acquisition of M&I assets and liabilities.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

10 • BMO Financial Group Third Quarter Report 2011

Provisions for Credit Losses

(Canadian $ in millions, except as noted)	Q3-2011	Q2-2011	Q3-2010	YTD-2011	YTD-2010
New specific provisions	273	258	316	861	1,076
Reversals of previously established allowances	(38)	(21)	(57)	(83)	(149)
Recoveries of loans previously written off	(61)	(50)	(45)	(169)	(131)
Specific provision for credit losses	174	187	214	609	796
Decrease in the general allowance	-	(42)	-	(42)	-
Provision for credit losses (PCL)	174	145	214	567	796
Specific PCL as a % of average net loans and acceptances (annualized) (1)	0.39%	0.45%	0.50%	0.47%	0.63%
PCL as a % of average net loans and acceptances (annualized) (1)	0.39%	0.36%	0.50%	0.44%	0.63%
(1) Effective Q3 2011, the calculation excludes purchased portfolios. Prior periods were restated to reflect this change.

Changes in Gross Impaired Loans and Acceptances (GIL)(1)
(Canadian $ in millions, except as noted)

GIL, Beginning of Period	2,465	2,739	2,968	2,894	3,297
Additions to impaired loans & acceptances	252	147	242	682	1,064
Reductions in impaired loans & acceptances (2)	(140)	(139)	(129)	(428)	(636)
Write-offs	(287)	(282)	(280)	(858)	(924)
GIL, End of Period	2,290	2,465	2,801	2,290	2,801
GIL as a % of gross loans & acceptances (4)	1.29%	1.40%	1.61%	1.29%	1.61%
GIL as a % of equity and allowances for credit losses (3)(4)	7.97%	10.22%	12.15%	7.97%	12.15%
(1)	Restated to exclude the U.S. portfolio acquired in Q2 2010, since the portfolio was fair valued at the acquisition date.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations ($164 million in Q3 2011; $156 million in Q2 2011; and $187 million in Q3 2010).
(3)	Effective Q4 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods were restated to reflect this change.
(4)	Effective Q3 2011, the calculation excludes purchased portfolios. Prior periods were restated to reflect this change.

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended July 31, 2011				As at April 30, 2011	As at October 31, 2010
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.6)	(0.3)	(0.6)	(0.1)	(0.1)	(0.1)
Equity VaR	(3.9)	(4.2)	(6.6)	(3.4)	(4.0)	(7.5)
Foreign Exchange VaR	(0.6)	(2.0)	(4.3)	(0.1)	(1.8)	(0.6)
Interest Rate VaR (Mark-to-Market)	(10.7)	(11.3)	(16.0)	(8.3)	(10.9)	(7.5)
Diversification	4.1	5.5	nm	nm	5.8	4.8

Trading Market VaR	(11.7)	(12.3)	(17.1)	(9.2)	(11.0)	(10.9)
Trading & Underwriting Issuer Risk	(5.0)	(5.1)	(8.8)	(4.4)	(4.1)	(2.7)

Total Trading & Underwriting MVE	(16.7)	(17.4)	(22.6)	(13.8)	(15.1)	(13.6)
Interest Rate VaR (AFS)	(12.1)	(12.7)	(13.6)	(12.1)	(13.1)	(7.4)
*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	July 31 2011	April 30 2011	Oct. 31 2010
Market value exposure (MVE) (pre-tax)	(637.8)	(612.9)	(564.1)
12-month earnings volatility (EV) (after-tax)	(87.9)	(78.8)	(63.8)
*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)		Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)
	July 31 2011	Apr. 30 2011	Oct. 31 2010	July 31 2011	Apr. 30 2011	Oct. 31 2010
100 basis point increase	(514.0)	(430.9)	(380.5)	9.8	12.0	20.9
100 basis point decrease	364.9	356.1	322.3	(86.8)	(74.8)	(70.3)

200 basis point increase	(1,082.4)	(887.6)	(815.1)	38.5	12.4	33.4
200 basis point decrease	850.0	745.1	738.2	(21.7)	5.9	(12.8)
*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at July 31, 2011 results in an increase in earnings after tax of $97 million and an increase in before tax economic value of $302 million ($81 million and $237 million, respectively, at April 30, 2011 and $77 million and $295 million, respectively, at October 31, 2010). A 100 basis point decrease in interest rates at July 31, 2011 results in a decrease in earnings after tax of $90 million and a decrease in before tax economic value of $315 million ($76 million and $245 million, respectively, at April 30, 2011 and $71 million and $304 million, respectively, at October 31, 2010). These impacts are not reflected in the table above.

BMO Financial Group Third Quarter Report 2011 • 11

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $178 million increased $71 million from the third quarter of 2010 and decreased $53 million from the second quarter of 2011. The effective tax rate for the quarter was 18.0%, compared with 13.4% in the third quarter of 2010 and 22.0% in the second quarter of 2011. The higher effective tax rate in the current quarter, as compared to the third quarter of 2010, was primarily due to lower tax-exempt income, partially offset by a reduction in the statutory Canadian income tax rate in 2011. The lower effective tax rate in the current quarter, as compared to the second quarter of 2011, was primarily due to a higher proportion of income from lower tax-rate jurisdictions and higher recoveries of prior periods’ income taxes.

As explained at the end of the Q3 2011 Regulatory Capital Review section, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations and their effect on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from a hedging gain or loss is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $10 million for the quarter and an income tax charge of $170 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the interim unaudited consolidated financial statements for further details.

12 • BMO Financial Group Third Quarter Report 2011

Balance Sheet

Total assets were $476.6 billion at July 31, 2011. BMO completed the acquisition of M&I on July 5, 2011, acquiring $45.6 billion of assets. The M&I assets were comprised of loans totalling $29.2 billion, securities of $6.0 billion, cash of $2.8 billion and other items totalling $7.6 billion, including goodwill of $1.8 billion. The allocation of the purchase price for M&I is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Including the addition of the M&I assets, total assets increased $64.9 billion from October 31, 2010. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $7.3 billion. There were increases in net loans and acceptances of $28.8 billion, cash and cash equivalents and interest bearing deposits with banks of $17.5 billion, securities borrowed or purchased under resale agreements of $10.2 billion, other assets of $4.9 billion and securities of $3.5 billion.

The $28.8 billion increase in net loans and acceptances was due to an increase in loans to businesses and governments of $17.0 billion, which included $19.5 billion from M&I, net of a reduction of $1.8 billion in other BMO loans due mainly to economic conditions. Spending remains weak and borrowers have reduced utilization of loan facilities. Given the low interest rate environment, more borrowers have accessed the capital markets at attractive rates and used the proceeds to pay down bank debt. There was an increase in consumer instalment and other personal loans of $6.9 billion including $4.4 billion from M&I, and a $2.8 billion increase in auto loans and home equity loans. There was a $5.8 billion increase in residential mortgages, including $3.9 billion from M&I. P&C Canada’s commercial loan balances also increased. The above increases were partially offset by lower credit card loans due mainly to higher levels of securitization activity in April of this year.

The $17.5 billion increase in cash and cash equivalents and interest bearing deposits with banks was largely due to increased balances held at the Federal Reserve.

The $10.2 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client activities.

The $4.9 billion increase in other assets was all due to M&I, and included $1.8 billion of goodwill and $2.4 billion of deferred income taxes. Excluding the impact of M&I, BMO’s other assets decreased due largely to lower carrying values for derivative instruments.

The $3.5 billion increase in securities resulted from an increase from M&I, partially offset by decreases in BMO’s portfolios.

Liabilities and shareholders’ equity totalled $476.6 billion at July 31, 2011. BMO’s acquisition of M&I added $41.6 billion of liabilities including $33.9 billion of deposits on July 5, 2011. The weaker U.S. dollar decreased liabilities and shareholders’ equity by $7.3 billion at July 31, 2011.

Including M&I, total liabilities and shareholders’ equity increased $64.9 billion from October 31, 2010. The $64.9 billion increase primarily reflects growth in deposits of $42.2 billion, securities sold but not yet purchased of $9.0 billion, securities lent or sold under repurchase agreements of $6.8 billion, shareholders’ equity of $5.1 billion, subordinated debt of $1.5 billion and other amounts totalling $4.8 billion. These factors were partially offset by a decrease in derivative financial liabilities of $4.1 billion and capital trust securities of $0.4 billion.

The $42.2 billion increase in deposits included a $17.4 billion increase in deposits from businesses and governments (which account for $148.2 billion or 51% of total deposits). Of the $17.4 billion increase, $12.4 billion was attributable to M&I. Deposits by individuals (which account for $120.2 billion or 41% of total deposits) increased $21.2 billion with virtually all of the increase attributable to M&I. Deposits by banks (which account for the remaining $23.0 billion or 8% of total deposits) increased $3.5 billion primarily due to higher wholesale deposits.

The $9.0 billion increase in securities sold but not yet purchased was mainly due to increased hedging requirements resulting from an increase in client activities.

The $6.8 billion increase in securities lent or sold under repurchase agreements was mainly due to increased client investments, mainly in Canada.

The $5.1 billion increase in shareholders’ equity largely reflects the issuance of approximately 67 million common shares on the M&I acquisition at a value of $4.0 billion, a $0.3 billion issuance of preferred shares in the second quarter and an increase in retained earnings, partially offset by a decrease in accumulated other comprehensive loss due mainly to a net loss on translation of our net investment in foreign operations.

The $4.8 billion increase in other amounts included $3.2 billion from M&I.

The $1.5 billion increase in subordinated debt was due to an issuance during the second quarter.

BMO Financial Group Third Quarter Report 2011 • 13

Capital Management

Q3 2011 Regulatory Capital Review

BMO remains well capitalized at July 31, 2011, with a Basel II Tier 1 Capital Ratio of 11.48% and a Basel II Common Equity Ratio of 9.11%. Tier 1 capital was $24.3 billion, risk-weighted assets (RWA) were $212.0 billion, and regulatory common equity was $19.3 billion. At October 31, 2010, the Tier 1 Ratio was 13.45% and the Common Equity Ratio was 10.26%. The acquisition of M&I on July 5, 2011 caused reductions in the Tier 1 Ratio and Common Equity Ratio of 190 basis points and 130 basis points, respectively, while the ratios were also impacted by other items that affected both RWA and capital, as outlined below.

In the first quarter of 2011, the Office of the Superintendent of Financial Institutions (Canada) approved BMO’s application to use the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk RWA for Harris Bancorp, Inc. The change affected capital and RWA as noted in prior quarters.

Tier 1 capital increased $2.7 billion from October 31, 2010. The increase was due to the issuance of common shares to M&I shareholders as consideration for the acquisition, internally generated capital and the issuance of $290 million of 3.90% Preferred Shares Series 25 on March 11, 2011. These factors were partially offset by the redemption of $400 million of BMO BOaTS-Series B in the first quarter, higher Basel II capital deductions primarily related to the M&I acquisition and the adoption of the AIRB Approach for Harris Bancorp Inc., as noted above.

RWA increased $50.8 billion from October 31, 2010 primarily due to the impact of the M&I acquisition, which added approximately $45 billion of RWA, and the adoption of the AIRB approach for Harris Bancorp Inc. as outlined above. Corporate and commercial RWA and securitization RWA also increased in the third quarter. The effect of a strengthening Canadian dollar on U.S. dollar-denominated RWA partially offset the total increase in RWA.

BMO’s Basel II Total Capital Ratio was 14.21% at July 31, 2011. The ratio decreased 170 basis points from 15.91% at the end of 2010. Total capital increased $4.5 billion to $30.1 billion as at July 31, 2011, primarily due to the impact of $1.5 billion of 3.979% Series G Medium Term Notes First Tranche subordinated indebtedness issued on March 2, 2011 and growth in Tier 1 capital as noted above.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, which, when coupled with the foreign exchange impact of U.S. dollar-denominated RWA on Canadian dollar-equivalent RWA, can create volatility in the bank’s capital ratios. To manage the impact of foreign exchange rate changes on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge this foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars.

Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS

The rules on Basel III capital requirements have now been largely outlined and BMO’s Basel III Capital Ratios are strong.

We consider the Common Equity Ratio and the Tier 1 Capital Ratio to be the primary capital ratios under Basel III. Based on our analysis and assumptions and including the estimated impact for the adoption of IFRS, BMO’s pro-forma July 31, 2011 Common Equity Ratio and Tier 1 Capital Ratio would be 6.6% and 8.8%, respectively.

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets (Canadian $ in millions)	Q3-2011	Q4-2010
Gross regulatory common shareholders’ equity	23,580	18,753
Non-cumulative preferred shares	2,861	2,571
Innovative Tier 1 Capital Instruments	2,126	2,542
Non-controlling interest in subsidiaries	33	23
Goodwill and excess intangible assets	(3,374)	(1,619)
Net Tier 1 Capital	25,226	22,270
Securitization-related deductions	(167)	(165)
Expected loss in excess of allowance – AIRB approach	(270)	-
Substantial investments/Investments in insurance subsidiaries	(445)	(427)
Adjusted Tier 1 Capital (Tier 1 Capital)	24,344	21,678
Subordinated debt	5,858	3,776
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	12	10
Eligible general allowance for credit losses	292	292
Total Tier 2 Capital	6,962	4,878
Securitization-related deductions	(29)	(29)
Expected loss in excess of allowance – AIRB approach	(270)	-
Substantial Investments/Investment in insurance subsidiaries	(875)	(890)
Adjusted Tier 2 Capital	5,788	3,959
Total Capital	30,132	25,637

Risk-Weighted Assets (Canadian $ in millions)	Q3-2011	Q4-2010
Credit risk	181,683	136,290
Market risk	5,715	5,217
Operational risk	24,588	19,658
Total risk-weighted assets	211,986	161,165

Outstanding Shares and Securities Convertible into Common Shares

As at August 17, 2011	Number of shares or dollar amount
Common shares	637,372,000
Class B Preferred Shares
Series 5	$ 200,000,000
Series 13	$ 350,000,000
Series 14	$ 250,000,000
Series 15	$ 250,000,000
Series 16	$ 300,000,000
Series 18	$ 150,000,000
Series 21	$ 275,000,000
Series 23	$ 400,000,000
Series 25	$ 290,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US$ 300,000,000
Stock options (2)
– vested	10,192,000
– non-vested	7,702,000
(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.
(2)	Stock options include options to acquire M&I common stock that were converted upon closing of the M&I acquisition into options to acquire Bank of Montreal common shares.

Details on share capital are outlined in the 2010 Annual Report in Note 20 to the audited financial statements on pages 145 to 146.

The ratios decreased from 8.6% and 11.5%, respectively, in the second quarter primarily due to the impact of the M&I acquisition, higher RWA as noted above, and refined estimates for certain Basel III impacts.

The pro-forma calculations and statements in this section assume full implementation of announced Basel III regulatory capital requirements and include the potential impact of certain key changes associated with the adoption of IFRS. BMO’s pro-forma capital ratios are strong and the bank is well positioned to meet Basel III capital requirements in the near term.

14 • BMO Financial Group Third Quarter Report 2011

Under Basel III, the bank’s regulatory common equity (defined as common equity net of applicable regulatory capital adjustments) would decrease by approximately $4.4 billion from $19.3 billion to $14.9 billion as at July 31, 2011, and its Tier 1 capital would decrease by approximately $4.4 billion from $24.3 billion to $19.9 billion. The decrease is primarily a result of the impact of the adoption of International Financial Reporting Standards (IFRS) on retained earnings, as well as new Basel III capital deductions. These factors are partially offset by the removal of certain existing Basel II deductions from capital and their conversion to higher levels of RWA.

Our RWA as at July 31, 2011 would increase by approximately $14.7 billion from $212.0 billion to $226.7 billion, primarily due to higher counterparty credit risk RWA ($10.6 billion) and, to a lesser extent, higher market risk RWA, as well as the conversion of certain existing Basel II capital deductions to RWA ($4.2 billion), as noted above.

BMO’s pro-forma Total Capital Ratio and Leverage Ratio exceed Basel III minimum requirements.

The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies -IFRS section in both our 2010 Annual Report and starting on the following page of this document. In calculating the Basel III Tier 1 Capital Ratio and commenting on the bank’s Basel III Total Capital Ratio and Leverage Ratio, we also assumed existing non-common share Tier 1 and Tier 2 capital instruments are fully included in regulatory capital. These instruments do not meet Basel III capital requirements and will be subject to the grandfathering provisions outlined in our 2010 Annual Report. We expect to be able to refinance non-common share capital instruments as and when necessary to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect future management actions that may be taken to mitigate the impact of the changes, the benefit of retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management.

Other Capital Developments

During the quarter, there were 1,137,000 shares issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options, and approximately 67 million common shares issued to M&I shareholders in consideration for the M&I acquisition. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.

On August 23, 2011, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable November 28, 2011, to shareholders of record on November 1, 2011. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common shares (as defined in the Plan).

This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our rating could have additional consequences, including those set out in Note 10 to the audited consolidated financial statements on page 130 of the 2010 Annual Report.

BMO’s senior debt credit ratings were unchanged in the quarter. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch Ratings (AA-); Moody’s Investors Service (Aa2); and Standard & Poor’s Ratings Services (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

During the quarter, Moody’s affirmed its long-term ratings of Bank of Montreal (Aa2) and returned BMO’s rating outlook to stable after placing its rating under review for downgrade following the announcement of our intention to acquire M&I. The other three ratings agencies continue to maintain their ratings with a stable outlook.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 27 to the audited consolidated financial statements on page 159 of the 2010 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Variable Interest Entities and Guarantees, which are described on pages 64 to 66 and 68 to 70 of the 2010 Annual Report as well as in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended July 31, 2011.

BMO Financial Group Third Quarter Report 2011 • 15

Accounting Policies and Critical Accounting Estimates

The notes to BMO’s October 31, 2010 audited consolidated financial statements outline our significant accounting policies.

Pages 68 to 70 of the 2010 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Select Financial Instruments

Pages 63 to 67 of BMO’s 2010 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes, if any, in our interim MD&A. The acquisition of M&I has increased overall levels of certain of the asset categories discussed in the Select Financial Instruments section of BMO’s 2010 Annual Report.

The amount drawn on the liquidity facilities BMO provides to the Structured Investment Vehicles (SIVs) was lowered to US$2.8 billion and €277 million at the end of the quarter, down from US$3.2 billion and €313 million at the end of the second quarter and US$4.3 billion and €478 million at the end of fiscal 2010. The decreases were attributable to asset sales and asset maturities. The book values of the subordinated capital notes at quarter end were US$475 million and €107 million for Links and Parkland, respectively, compared with US$689 million and €141 million at the end of fiscal 2010.

Select Geographic Exposures

In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Spain and Portugal are primarily to banks for trade finance, lending and trading products. Exposures remain modest at $131 million at quarter end. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These reserves totalled approximately $164 million at quarter end.

Given the level of European sovereign debt held by European banks, we continue to proactively monitor BMO’s direct exposure to these counterparties, giving appropriate consideration to the potential for indirect exposure to European sovereign debt.

The BMO-managed SIVs had exposure with a par value of approximately $34 million to counterparties in Ireland, with no exposure in Greece, Italy, Spain or Portugal. This exposure was comprised solely of government guaranteed Irish bank senior debt. We are closely monitoring our exposure to banks in other European countries.

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date).

Our enterprise-wide project to transition to IFRS remains on track. We have completed our diagnostic review and assessment phase. Our implementation and education phase is substantially completed, and we have entered the third and final phase of our transition. This final phase includes the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for our transition to IFRS in 2012, and finalizing our choices on the policy decisions available under IFRS.

Based on our analysis to date, the main accounting changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The differences between the bank’s accounting policies and IFRS requirements associated with these areas, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The main accounting changes listed should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the most significant of certain key changes based on our analysis to date. Precisely quantifying all of the impacts that will result from adopting IFRS will be dependent on the completion of all our project workstreams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS, and the prevailing market conditions and economic circumstances at the time of transition. Other significant differences may be identified prior to our transition to IFRS.

Pension and Other Employee Future Benefits

On transition to IFRS, we can choose to recalculate pension and other future employee benefits expense back to inception of the plans as though we had always applied the IFRS employee benefits requirements, or to record market-related amounts that exist on November 1, 2010 directly in retained earnings (the fresh start method). Market-related amounts include unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations. We hav+e decided to elect the fresh start method as permitted under IFRS.

Asset Securitization

In 2010, we substantially completed our assessment of the accounting treatment under IFRS of loans and mortgages sold to the bank’s securitization vehicles and to the Canada Mortgage Bond program. Our preliminary conclusion is that the loans and mortgages sold by the bank to these securitization programs will remain on our balance sheet. Under Canadian GAAP, the mortgages and loans sold through these programs are removed from our balance sheet.

In the current quarter, we substantially completed our assessment of the accounting treatment under IFRS of the bank’s Canadian mortgage loans sold to the National Housing Act Mortgage-Backed Securities program (NHA MBS). We assessed whether the mortgages qualify for off-balance sheet treatment based on the transfer of the risk and rewards, as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Based on the

16 • BMO Financial Group Third Quarter Report 2011

analysis completed to date, our preliminary conclusion is that the mortgages sold through the NHA MBS program will remain on our balance sheet. Under Canadian GAAP, the mortgages sold through this program are removed from our balance sheet. If the securitized assets sold to the NHA MBS program were to be recognized on the bank’s balance sheet, assets and liabilities would increase by approximately $4 billion on November 1, 2010, the beginning of our comparative year. We do not expect that this would result in any significant adjustment to opening retained earnings on November 1, 2010.

Additional information on our asset securitizations is included in Note 8 on page 126 of the consolidated financial statements in our 2010 Annual Report.

Consolidation

In 2010, we substantially completed our assessment of whether we are required to consolidate our credit protection vehicle Apex Trust (“Apex”) and our structured investment vehicles (“SIVs”) when we transition to IFRS. Our preliminary conclusion is that the bank would be required to consolidate Apex and the SIVs. Under Canadian GAAP, we are not required to consolidate Apex and the SIVs.

In the second quarter, we substantially completed our assessment of whether we are required to consolidate our U.S. customer securitization vehicle. We assessed the consolidation requirement based on whether the bank would, in substance, control the vehicle as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our preliminary conclusion is that the bank would be required to consolidate the vehicle. Under Canadian GAAP, we are not required to consolidate our U.S. customer securitization vehicle. Consolidation of the vehicle would impact the bank’s balance sheet, increasing assets and liabilities by approximately $3 billion on November 1, 2010, the beginning of our comparative year. We do not expect that this would result in any significant adjustment to opening retained earnings on November 1, 2010 or the calculation of our Tier 1 Capital Ratio.

In the current quarter, we substantially completed our assessment of whether we are required to consolidate our Canadian customer securitization vehicles. We assessed the consolidation requirement based on whether the bank would, in substance, control the vehicle as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our analysis considered whether the activities of the vehicle are conducted on behalf of the bank, the bank’s exposure to the risks and benefits of the vehicle, its decision-making power over the vehicle, and whether these considerations demonstrate that the bank, in substance, controls the vehicle and therefore must consolidate it. We determined that for five of our eight Canadian customer securitization vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with how the vehicles are accounted for under Canadian GAAP. As a result, when we transition to IFRS there will be no change in the accounting treatment of our Canadian customer securitization vehicles.

We expect to complete our assessment of other less significant VIE’s in the fourth quarter of 2011.

Information on all our VIEs, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9 on page 128 of the consolidated financial statements in our 2010 Annual Report.

Accumulated other Comprehensive Loss on Translation of Foreign Operations

On transition to IFRS, we can either recalculate translation differences on an IFRS basis as through we had always applied the IFRS requirements or reset the accumulated other comprehensive loss on translation of net foreign operations to zero. We expect to elect to reset our accumulated other comprehensive loss on translation of net foreign operations to zero.

Acquisition of Marshall & Ilsley Corporation (M&I)

Under Canadian GAAP, the M&I purchase price is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under IFRS, the purchase price will be based on the market price of the shares at the closing date of the transaction. Additionally acquisition costs are capitalized under Canadian GAAP and classified as goodwill. IFRS requires acquisition costs to be expensed. When we transition to IFRS in fiscal 2012, we will restate the acquisition of M&I and reflect these differences in our comparative year. We do not expect these differences will have a significant impact on our comparative year financial results.

Quantification of the impact of certain key differences

Pages 71 through 73 of our 2010 Annual Report contain discussions on the key elements of our transition plan, approximate impacts to our 2011 opening balance sheet and capital ratios of certain key differences, and our assessment of the optional exemptions from retroactive application of IFRS. Readers are encouraged to review these discussions for more details.

This Transition to International Financial Reporting Standards section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

U.S. Legislative Developments

On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act is broad in scope and we continue to assess the impact of the legislation on our operations. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall financial impact on our operations or the financial industry more generally. The change to overdraft fees as a result of Regulation E came into effect in the summer of 2010, and is now included in our results. The reductions to interchange fees under Dodd-Frank will be effective on October 1, 2011. The reductions are expected to lower P&C U.S. pre-tax income on an annual basis by approximately US$40 million, after mitigating management actions. We also anticipate an increase in regulatory costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The Financial Crisis Responsibility Fee that the Obama Administration has proposed levying on U.S. financial institutions that have assets exceeding a certain threshold was re-proposed in the Administration’s 2012 budget. Although the details of the proposed fee have not been fully released, the proposed fee, if implemented, could apply to some or all of our U.S. operations. The proposed fee will not become law unless approved by the President and the United States Congress.

BMO Financial Group Third Quarter Report 2011 • 17

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q3-2011	Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009

Total revenue	3,274	3,217	3,346	3,229	2,907	3,049	3,025	2,989
Provision for credit losses – specific	174	187	248	253	214	249	333	386
Provision for (recovery of) credit losses – general	-	(42)	-	-	-	-	-	-
Non-interest expense	2,111	2,023	2,046	2,023	1,898	1,830	1,839	1,779
Net income	793	800	776	739	669	745	657	647
Adjusted net income	843	804	784	748	678	752	664	690

Basic earnings per share ($)	1.28	1.35	1.31	1.25	1.13	1.27	1.12	1.12
Diluted earnings per share ($)	1.27	1.34	1.30	1.24	1.13	1.26	1.12	1.11
Adjusted diluted earnings per share ($)	1.36	1.35	1.32	1.26	1.14	1.28	1.13	1.18
Net interest margin on earning assets (%)	1.78	1.89	1.82	1.89	1.88	1.88	1.85	1.73
Effective income tax rate (%)	18.0	22.0	24.5	20.6	13.4	21.4	20.8	19.2
Canadian/U.S. dollar exchange rate (average)	0.96	0.96	1.01	1.04	1.05	1.03	1.06	1.08

Net income:
P&C Canada	432	402	443	418	424	395	403	402
P&C U.S.	92	53	54	46	52	55	61	59

Personal and Commercial Banking	524	455	497	464	476	450	464	461
Private Client Group	120	101	153	129	105	115	111	106
BMO Capital Markets	279	235	257	214	130	260	212	259
Corporate Services, including T&O	(130)	9	(131)	(68)	(42)	(80)	(130)	(179)

BMO Financial Group	793	800	776	739	669	745	657	647

Prior periods have been restated to give effect to the current periods’ organizational structure; see Review of Operating Groups’ Performance.

BMO’s quarterly earning trends were reviewed in detail on pages 94 and 95 of the 2010 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the fourth quarter of fiscal 2009 through the third quarter of fiscal 2011.

Results in the past year have been strengthening, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income. Adjusted earnings growth has been stronger and more sustained. Expenses have been growing, reflecting acquisitions, initiative spending and business growth. Current quarter results include the impact of the acquisition of M&I, which reduced net income by $10 million, and increased revenue by $117 million and expenses by $137 million, including $53 million of integration costs. The acquisition improved results in P&C U.S. substantially and Private Client Group modestly.

P&C Canada benefited from strong volume growth in 2010 with favourable movements in market share in a number of key businesses. P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products and improved net interest margin. Current period net income has increased but revenue and expense growth are moderating. Results include the impact of the Diners Club North American franchise effective in the first quarter of 2010.

P&C U.S. has operated in a difficult economic environment since 2007. Results in 2010 were also affected by acquisition integration costs and the economic environment that year led to a drop in loan utilization, which affected revenue growth and net income. Commencing in the second quarter of 2010, P&C U.S. results reflect the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank. Good results in the current quarter were augmented by the addition of M&I, which increased net income in P&C U.S. by US$27 million. As explained in the introduction to the Review of Operating Groups’ Performance section, during the quarter certain impaired real estate secured assets were transferred to Corporate Services. Prior period loan balances, revenues and expenses have been restated to reflect the transfer.

Private Client Group results in recent quarters reflected growth in most businesses. Included in the current quarter is one month of earnings from the wealth businesses relating to the M&I acquisition, as well as a full quarter of earnings from the LGM acquisition. Results in the insurance business in the prior quarter were impacted by unusually high reinsurance claims of $47 million after tax related to the earthquakes in Japan and New Zealand.

BMO Capital Markets results in 2010 varied by quarter, with strong results in the second quarter and particularly weak net income in the third quarter. First quarter 2011 results were particularly strong, while second quarter results returned to more normal levels and third quarter results benefited from tax recoveries related to prior periods.

Corporate Services results showed continued improvement throughout 2010 due to decreased provisions for credit losses and better revenues. Results in the second quarter of 2011 benefited from reduced provisions for credit losses, including a $42 million reduction in the general allowance, and higher revenues. Results in the current quarter reflect lower interest on the settlement of certain income tax matters, lower revenues primarily due to the impact of the M&I acquisition and lower securitization-related revenues largely related to a credit card securitization in the second quarter. Results also reflect $53 million of integration costs in respect of M&I.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar has generally weakened over the past two years. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

18 • BMO Financial Group Third Quarter Report 2011

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q3-2011

	Q3-2011					YTD-2011

(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO	P&C	PCG	BMO CM	Corporate including T&O	Total BMO

Net interest income (teb) (1)	1,500	111	318	(237)	1,692	4,244	322	951	(578)	4,939
Non-interest revenue	517	506	519	40	1,582	1,486	1,538	1,685	189	4,898

Total revenue (teb) (1)	2,017	617	837	(197)	3,274	5,730	1,860	2,636	(389)	9,837
Provision for credit losses	189	2	30	(47)	174	533	6	90	(62)	567
Non-interest expense	1,086	461	458	106	2,111	3,110	1,357	1,419	294	6,180

Income before income taxes and non-controlling interest in subsidiaries	742	154	349	(256)	989	2,087	497	1,127	(621)	3,090
Income taxes (recovery) (teb) (1)	218	34	70	(144)	178	611	123	356	(423)	667
Non-controlling interest in subsidiaries	-	-	-	18	18	-	-	-	54	54

Net income Q3-2011	524	120	279	(130)	793	1,476	374	771	(252)	2,369

Net income Q2-2011	455	101	235	9	800

Net income Q3-2010	476	105	130	(42)	669	1,390	331	602	(252)	2,071

Other statistics

Net economic profit	288	81	157	(300)	226	838	270	398	(732)	774
Return on equity	23.5%	32.0%	25.5%	nm	14.7%	24.8%	37.3%	22.9%	nm	15.7%
Operating leverage	2.2%	(0.5%)	14.6%	nm	1.5%	(0.4%)	0.3%	3.7%	nm	(1.5%)
Productivity ratio (teb)	53.8%	74.7%	54.7%	nm	64.5%	54.3%	73.0%	53.8%	nm	62.8%
Net interest margin on earning assets (teb)	3.21%	2.89%	0.73%	nm	1.78%	3.19%	2.97%	0.76%	nm	1.83%
Average common equity	8,486	1,462	4,138	6,304	20,390	7,640	1,320	4,278	6,076	19,314
Average earning assets ($ billions)	185.3	15.2	172.3	3.4	376.1	177.9	14.5	166.4	1.9	360.7
Full-time equivalent employees	25,010	6,539	2,188	13,878	47,615

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2011.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

During the quarter, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses have been restated to reflect the transfer. Approximately US$1.5 billion of similar assets acquired in the M&I transaction have also been included in Corporate Services.

As explained in the Acquisition of Marshall & Ilsley Corporation section, during the quarter we acquired M&I. M&I’s activities are primarily reflected in our P&C U.S., PCG and Corporate Services segments, with a small amount included in BMO Capital Markets.

Loans acquired in connection with the M&I acquisition were recorded at fair value at the date of acquisition and as a result no allowance for credit losses has been recorded on these loans. The fair value of the purchased portfolio of $29.2 billion included a write-down for estimated future losses of $3.3 billion (excluding a write-down for commitments and letters of credit). As the purchased portfolio was written down at acquisition to the amount expected to be collected, the purchased loans are not included in gross impaired loans. We expect to recover the fair value (or new carrying amount) of the purchased portfolio.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP. We have included expected losses in P&C US for the M&I loan portfolio on the same basis as expected losses are determined for other loans in P&C U.S.

BMO Financial Group Third Quarter Report 2011 • 19

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q3-2011	Increase (Decrease) vs. Q3-2010		Increase (Decrease) vs. Q2-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	1,500	158	12%	157	12%	4,244	362	9%
Non-interest revenue	517	6	1%	38	8%	1,486	4	-

Total revenue (teb)	2,017	164	9%	195	11%	5,730	366	7%
Provision for credit losses	189	29	18%	18	10%	533	70	15%
Non-interest expense	1,086	69	7%	79	8%	3,110	208	7%

Income before income taxes	742	66	10%	98	16%	2,087	88	4%
Income taxes (teb)	218	18	9%	29	16%	611	2	-

Net income	524	48	10%	69	15%	1,476	86	6%

Return on equity	23.5%		(5.5%)		(1.6%)	24.8%		(3.4%)
Operating leverage	2.2%		nm		nm	(0.4%)		nm
Productivity ratio (teb)	53.8%		(1.1%)		(1.5%)	54.3%		0.2%
Net interest margin on earning assets (teb)	3.21%		0.11%		0.04%	3.19%		0.13%
Average earning assets ($ billions)	185.3	13.5	8%	11.4	7%	177.9	8.6	5%

nm – not meaningful

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q3-2011	Increase (Decrease) vs. Q3-2010		Increase (Decrease) vs. Q2-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	1,103	39	4%	45	4%	3,270	197	6%
Non-interest revenue	424	(1)	-	8	2%	1,260	23	2%

Total revenue (teb)	1,527	38	3%	53	4%	4,530	220	5%
Provision for credit losses	137	8	6%	1	-	409	39	11%
Non-interest expense	788	23	3%	10	1%	2,340	143	7%

Income before income taxes	602	7	1%	42	8%	1,781	38	2%
Income taxes (teb)	170	(1)	(1%)	12	8%	504	(17)	(3%)

Net income	432	8	2%	30	8%	1,277	55	5%

Personal revenue	951	23	3%	31	3%	2,827	124	5%
Commercial revenue	576	15	3%	22	4%	1,703	96	6%
Operating leverage	(0.5%)		nm		nm	(1.4%)		nm
Productivity ratio (teb)	51.6%		0.3%		(1.2%)	51.7%		0.7%
Net interest margin on earning assets (teb)	2.92%		(0.04%)		(0.01%)	2.95%		0.01%
Average earning assets ($ billions)	149.7	7.0	5%	1.5	1%	148.1	8.3	6%

nm – not meaningful

20 • BMO Financial Group Third Quarter Report 2011

Q3 2011 vs Q3 2010

P&C Canada net income was $432 million, up $8 million or 1.8% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. Net income increased $19 million or 4.9% on a basis that adjusts reported results to reflect provisions on an actual loss basis.

Revenue increased $38 million or 2.5%, with volume growth across most products partially offset by a lower net interest margin. Net interest margin decreased 4 basis points, driven by lower deposit spreads in a low interest environment.

In the personal banking segment, revenue increased $23 million or 2.5%. Volume growth in both loans and deposits was partially offset by lower deposits spread in the low rate environment. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 5.7% year over year. Total personal lending market share was unchanged year over year. Our goal is to grow market share and we continue to focus on improving the total personal lending business through investment in the sales force and achieving productivity gains while remaining attentive to the credit quality of the portfolio.

Personal cards loan balances increased 0.9% while market share decreased year over year.

Personal deposit balances increased 0.5% year over year with an increase in retail operating deposits and a reduction in term deposits. Market share for both retail operating deposits and term deposits decreased year over year in the highly competitive environment.

In the commercial banking segment, revenue increased $15 million or 2.5% year over year. The effects of volume growth, favourable product mix and higher activity fees were partially offset by lower spread in commercial deposits and lower cards revenue.

Commercial loan balances grew 4.5% and our market share remained stable year over year. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

Commercial cards balances decreased 3.6%, primarily due to attrition in Diners Club North American franchise balances, as expected.

Commercial deposit balances grew 10.2%. We continue to invest in the size and capabilities of our commercial workforce to deepen our relationships and provide better advice to our customers.

Provisions for credit losses on an expected loss basis increased $8 million or 6.1% due to growth in the portfolio.

Non-interest expense increased $23 million or 3.0% due to increased initiative spending and growth in the sales force, partially offset by the benefit of a sales tax recovery. The group’s operating leverage was negative 0.5%, as we continue to invest strategically to improve our competitive position while managing expenses prudently.

Average current loans and acceptances, including securitized loans, increased $7.3 billion or 5.1% from a year ago and personal and commercial deposits grew $3.7 billion or 3.7%.

Q3 2011 vs Q2 2011

Net income increased $30 million or 7.9% as revenue growth outpaced expense growth.

Revenue increased $53 million or 3.6%, driven by volume growth across most products and the impact of more days in the current quarter. Net interest margin decreased 1 basis point due to lower mortgage refinancing fees.

Non-interest expense increased $10 million or 1.1%, primarily due to higher employee costs and the impact of more days in the quarter, partially offset by the benefit of the sales tax recovery.

Average current loans and acceptances, including securitized loans, increased $1.7 billion or 1.1% from the preceding quarter, while personal and commercial deposits increased $2.0 billion or 2.0%.

Q3 YTD 2011 vs Q3 YTD 2010

Net income increased $55 million or 4.5% to $1,277 million.

Revenue increased $220 million or 5.1%, driven by volume growth, higher mutual funds revenue and the inclusion of two more months of results of the Diners Club business in the current year. Net interest margin improved by 1 basis point primarily due to favourable spread in lending products, partially offset by lower spread in deposits.

Non-interest expense increased $143 million or 6.5%, primarily due to increases in initiative spending, growth in the sales force and the inclusion of two more months of results of the Diners Club North American franchise business in the current year.

Average current loans and acceptances, including securitized loans, increased $8.7 billion or 6.2%, while personal and commercial deposits increased $3.2 billion or 3.3%.

BMO Financial Group Third Quarter Report 2011 • 21

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q3-2011	Increase (Decrease) vs. Q3-2010		Increase (Decrease) vs. Q2-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	397	119	43%	112	40%	974	165	20%
Non-interest revenue	93	7	9%	30	47%	226	(19)	(8%)

Total revenue (teb)	490	126	35%	142	41%	1,200	146	14%
Provision for credit losses	52	21	71%	17	50%	124	31	34%
Non-interest expense	298	46	18%	69	30%	770	65	9%

Income before income taxes	140	59	75%	56	66%	306	50	20%

Income taxes (teb)	48	19	69%	17	57%	107	19	22%

Net income	92	40	79%	39	72%	199	31	19%

Operating leverage	17.0%		nm		nm	4.7%		nm
Productivity ratio (teb)	60.8%		(8.7%)		(5.0%)	64.1%		(2.8%)
Net interest margin on earning assets (teb)	4.47%		0.66%		-	4.38%		0.72%
Average earning assets ($ billions)	35.6	6.5	22%	9.8	38%	29.7	0.2	1%

U.S. Select Financial Data (US$ in millions, except as noted)

Net interest income (teb)	413	148	56%	117	40%	999	225	29%
Non-interest revenue	96	15	18%	31	47%	231	(3)	(1%)

Total revenue (teb)	509	163	47%	148	41%	1,230	222	22%
Non-interest expense	310	69	29%	72	30%	789	114	17%
Net Income	95	45	94%	40	72%	204	43	27%
Average earning assets (US$ billions)	37.1	9.2	33%	10.3	38%	30.5	2.2	8%

nm – not meaningful

Q3 2011 vs Q3 2010

Net income of Cdn$92 million increased Cdn$40 million or 79%. Amounts in the rest of this section are in U.S dollars. Net income of $95 million increased $45 million from $50 million a year ago, with the M&I business contributing $27 million of the increase. The inclusion of the acquired M&I business increased revenue by $135 million, the provision for credit losses by $18 million, reflecting expected loss provisions based on BMO’s expected loss methodologies, and expense by $75 million.

As explained more fully in the preceding introduction to the Review of Operating Groups’ Performance section, during the quarter certain impaired real estate secured assets were transferred to Corporate Services. Prior period loan balances, revenues and expenses have been restated to reflect the transfer.

Excluding the M&I business, net income increased $18 million or 39%, primarily due to increased revenues driven in part by higher net interest margins and increased securities gains. Higher provisions for credit losses under BMO’s expected loss provisioning methodology were offset by lower expenses.

Revenue of $509 million increased $163 million or 47%. Adjusting for the impact of the M&I business, revenue increased by $28 million or 8.1%, primarily due to increased loan spreads as a result of a favourable change in mix of loan balances, and higher deposit balances and securities gains, partially offset by lower fee revenue.

Excluding M&I, net interest margin of 4.53% increased 72 basis points, primarily due to improved loan spreads as a result of the favourable change in mix of loan balances and higher deposit balances.

Non-interest expense of $310 million was $69 million or 29% higher primarily due to the addition of M&I. Excluding M&I, expenses were down $6 million or 2.5% from a year ago, primarily due to a valuation adjustment on our serviced mortgage portfolio recognized in the prior year.

Average current loans and acceptances of $33.7 billion increased $9.1 billion or 37% year over year. Average deposits of $37.9 billion increased $12.0 billion or 46% year over year. For both loans and deposits, the M&I balances are included in the average balances for one third of the quarter, due to the timing of the closing of the acquisition.

Q3 2011 vs Q2 2011

Net income increased Cdn$39 million or 72% from the prior quarter. Amounts in the rest of this section are stated in U.S. dollars. Net income increased $40 million or 72% from the prior quarter as results reflected the $27 million impact of M&I and higher revenue.

Revenue increased $148 million or 41%, primarily due to the addition of M&I and higher securities gains.

Excluding M&I, net interest margin increased 6 basis points as a result of improved loan spreads due to a continuation of the favourable change in the mix of loan balances and increased deposit balances, partially offset by reduced spreads on deposits.

Non-interest expense increased $72 million or 30%, primarily due to the M&I acquisition. Excluding M&I, expenses decreased $3 million or 1.1%.

Average current loans and acceptances increased $10.0 billion from the preceding quarter, while average deposits increased $10.9 billion. For both loans and deposits, the increases relate primarily to the inclusion of M&I balances for approximately one month.

22 • BMO Financial Group Third Quarter Report 2011

Q3 YTD 2011 vs Q3 YTD 2010

Net income increased Cdn$31 million or 19% from the prior year to Cdn$199 million. Amounts in the rest of this section are stated in U.S. dollars. Net income was $204 million, up $43 million or 27% from the prior year.

The M&I business increased revenue, expense and net income as outlined above. In addition, the acquired assets and liabilities on the April 2010 Rockford transaction increased revenue by $28 million and expense by $27 million relative to the comparable period in 2010.

Revenue of $1,230 million was $222 million or 22% higher. Adjusting for the impact of M&I and the Rockford transaction, revenue increased $59 million or 6.4%, primarily driven by loan spread improvement as a result of the favourable change in the mix of loan balances and higher deposit balances and securities gains, partially offset by lower fee revenue.

Excluding M&I, net interest margin of 4.39% increased 73 basis points primarily due to improved loan spreads, as discussed above, and higher deposit balances.

Provisions for credit losses, on an expected loss basis, increased $38 million or 43%, primarily due to higher expected losses on commercial loans and M&I.

Non-interest expense of $789 million increased $114 million or 17%. Adjusting for the impact of M&I and the Rockford transaction, expenses increased $12 million or 1.8%. The increase was primarily due to higher incentives related to the improved financial results and increases in advertising costs and deposit insurance premiums.

Average current loans and acceptances of $27.3 billion increased $2.5 billion or 10% year over year, primarily due to M&I. Average deposits of $30.8 billion increased $6.2 billion or 25% year over year, with $3.2 billion due to M&I, $1.2 billion due to the Rockford acquisition and $1.8 billion due to organic growth.

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q3-2011	Increase (Decrease) vs. Q3-2010		Increase (Decrease) vs. Q2-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	111	19	20%	3	3%	322	56	21%
Non-interest revenue	506	54	12%	32	7%	1,538	152	11%

Total revenue (teb)	617	73	13%	35	6%	1,860	208	13%
Provision for credit losses	2	1	35%	-	-	6	1	16%
Non-interest expense	461	57	14%	24	6%	1,357	149	12%

Income before income taxes	154	15	12%	11	7%	497	58	13%
Income taxes (teb)	34	-	-	(8)	(22%)	123	15	16%

Net income	120	15	14%	19	19%	374	43	13%

Return on equity	32.0%		(2.1%)		(0.5%)	37.3%		2.2%
Operating leverage	(0.5%)		nm		nm	0.3%		nm
Productivity ratio (teb)	74.7%		0.3%		(0.3%)	73.0%		(0.2%)
Net interest margin on earning assets (teb)	2.89%		0.12%		(0.21%)	2.97%		0.18%
Average earning assets	15,216	1,942	15%	916	6%	14,489	1,730	14%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	102	42	70%	35	51%	233	52	29%
Non-interest expense	79	28	55%	23	41%	193	34	21%
Net income	13	9	+100%	7	+100%	23	11	91%
Average earning assets	2,219	166	8%	312	16%	2,019	(81)	(4%)

nm – not meaningful

Q3 2011 vs Q3 2010

Net income was $120 million, up $15 million or 14% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, increased $30 million or 43% to $101 million as we continue to see growth across all these businesses. Included in the current quarter is one month of earnings from the wealth businesses relating to the M&I acquisition that added US$4 million of net income, US$31 million of revenue and US$25 million of expense. As well, the current quarter includes earnings from the Lloyd George Management (LGM) acquisition that was completed on April 28, 2011, adding $9 million to both revenue and expense while having minimal effect on our net income. Insurance net income was $19 million for the quarter, down $15 million or 45% from a year ago, primarily due to the adverse effect of unfavourable long-term interest rate movements on policyholder liabilities relative to the prior year.

Revenue was $617 million, up $73 million or 13% from the prior year. PCG revenue, excluding insurance, grew 20% or 12% adjusting for the impact of the M&I and LGM businesses as we continue to see improvement in client assets under management and administration. Revenue from the insurance business was down primarily due to the adverse effect of unfavourable long-term interest rate movements. Net interest income grew from the prior year primarily due to higher deposit spreads in our brokerage businesses, higher loan and deposit balances in private banking, and the M&I acquisition. The weaker U.S. dollar lowered revenue by $10 million or 1.8%.

Non-interest expense increased $57 million or 14%, primarily due to higher revenue-based costs associated with the revenue growth in PCG excluding insurance and expenses from the acquisitions. After adjusting for the impact of the M&I and LGM businesses, non-interest expense growth was $24 million or 5.7%. The weaker U.S. dollar reduced expenses by $7 million or 1.8%.

BMO Financial Group Third Quarter Report 2011 • 23

Assets under management and administration improved by $177 billion to $429 billion as the M&I and LGM acquisitions brought $153 billion in client assets to our business. Assets in our U.S. wealth business increased from US$77 billion to US$239 billion. On a basis that excludes the impact of the M&I and LGM acquisitions and the weaker U.S. dollar, assets under management and administration grew $30 billion or 12% from a year ago as a result of attracting new client assets and improved equity market conditions.

Q3 2011 vs Q2 2011

Net income improved $19 million or 19% from the second quarter. PCG net income, excluding the insurance business, was up $1 million or 1.0% as the benefit from the M&I acquisition was mostly offset by lower brokerage revenue. Insurance net income was up $18 million, as the prior quarter included unusually high reinsurance claims from the earthquakes in Japan and New Zealand that reduced net income by $47 million. This impact was partly offset by the adverse effect of unfavourable long-term interest rate movements on policyholder liabilities relative to the prior quarter.

Revenue increased $35 million or 5.9%. PCG revenue excluding insurance increased 5% but decreased 2.1% adjusting for the impact of the M&I and LGM businesses, primarily due to lower revenue in brokerage businesses due to lower trading volumes, partially offset by higher mutual fund and private banking revenue. Insurance revenue improved, as the prior quarter included earthquake-related reinsurance claims that lowered revenue by $50 million, partly offset by the adverse effect of unfavourable long-term interest rate movements on policyholder liabilities relative to the second quarter. Net interest income increased relative to the prior quarter primarily due to the M&I acquisition.

Non-interest expense increased $24 million or 5.5% primarily due to the impact of the acquisitions. After adjusting for the impact of the M&I and LGM businesses, non-interest expenses were lower by $9 million or 2% primarily due to lower revenue in the brokerage businesses, in line with lower trading volumes.

Assets under management and administration increased by $145 billion, but declined by $4 billion if adjusted to exclude the impacts of the LGM and M&I acquisitions and the weaker U.S. dollar.

Q3 YTD 2011 vs Q3 YTD 2010

Net income increased $43 million or 13% from the prior year. PCG net income, excluding the insurance business, was up $73 million or 35% with growth in all of our underlying businesses. The M&I acquisition also contributed to growth. Insurance net income was down $30 million or 25% as growth in net premium revenue was more than offset by the earthquake-related reinsurance claims and the adverse effect of unfavourable long-term interest rate movements on policyholder liabilities relative to the same period a year ago.

Revenue increased $208 million or 13%. Revenue in PCG, excluding insurance, increased 17%, or 14% adjusting for the impact of the M&I and LGM acquisitions, with growth in all of our businesses, particularly in brokerage and private banking. Insurance revenue declined as growth in net premium revenues was more than offset by the earthquake-related reinsurance claims and the adverse effect of unfavourable long-term interest rate movements relative to the same period a year ago. Net interest income grew, largely due to higher deposit spreads in the brokerage businesses and higher loan and deposit balances in private banking. The weaker U.S. dollar lowered revenue by $18 million or 1.1%.

Non-interest expense increased $149 million or 12%, primarily due to higher revenue-based costs associated with the revenue growth in PCG excluding insurance, and selective investments to benefit future revenue growth. After adjusting for the impact of the LGM and M&I businesses, non-interest expense growth would be $116 million or 10%. The weaker U.S. dollar reduced expenses by $14 million or 1.1%.

24 • BMO Financial Group Third Quarter Report 2011

BMO Capital Markets (BMO CM)

(Canadian $ in millions, except as noted)	Q3-2011	Increase (Decrease) vs. Q3-2010		Increase (Decrease) vs. Q2-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	318	(35)	(10%)	21	7%	951	(143)	(13%)
Non-interest revenue	519	193	59%	(20)	(4%)	1,685	337	25%

Total revenue (teb)	837	158	23%	1	-	2,636	194	8%
Provision for credit losses	30	(36)	(55%)	-	-	90	(108)	(55%)
Non-interest expense	458	36	8%	(10)	(2%)	1,419	57	4%

Income before income taxes	349	158	82%	11	3%	1,127	245	28%
Income taxes (teb)	70	9	14%	(33)	(31%)	356	76	27%

Net income	279	149	+100%	44	19%	771	169	28%

Trading Products revenue	508	112	28%	22	5%	1,589	49	3%
Investment and Corporate Banking revenue	329	46	16%	(21)	(6%)	1,047	145	16%
Return on equity	25.5%		13.7%		4.1%	22.9%		4.6%
Operating leverage	14.6%		nm		nm	3.7%		nm
Productivity ratio (teb)	54.7%		(7.3%)		(1.3%)	53.8%		(1.9%)
Net interest margin on earning assets (teb)	0.73%		(0.22%)		(0.03%)	0.76%		(0.20%)
Average earning assets ($ billions)	172.3	24.0	16%	11.2	7%	166.4	14.4	9%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	260	30	13%	9	4%	782	39	5%
Non-interest expense	196	25	15%	1	1%	586	67	13%
Net Income	33	23	+100%	8	30%	39	(25)	(39%)
Average earning assets (US$ billions)	64.4	15.5	32%	9.7	18%	58.3	11.2	24%

nm – not meaningful

Q3 2011 vs Q3 2010

Net income was $279 million, up $149 million from the previous year. Revenue increased and there was a reduction in the provision for credit losses. Provisions for credit losses are charged to the groups on an expected loss basis.

Revenue increased $158 million or 23% to $837 million. The most significant increase was in trading revenues, which were higher largely due to the more favourable trading environment than in the prior year. Mergers and acquisitions fees were significantly higher than in the previous year. Securities commissions and equity underwriting fees also increased considerably over the prior year. The weaker U.S. dollar decreased revenue by $26 million relative to a year ago. Our strategy of building out our distribution platform and continuing to diversify our business is on track and contributing to our business performance.

Non-interest expense increased $36 million or 8.4% primarily due to higher variable compensation costs, in line with revenue performance, and our initiative to invest in strategic hiring across certain lines of business. The weaker U.S. dollar decreased expenses by $13 million relative to a year ago.

Results for the current period benefited from a higher recovery of prior periods’ income taxes.

Q3 2011 vs Q2 2011

Net income increased $44 million or 19% from the second quarter. Revenue was relatively unchanged. There were increased mergers and acquisitions fees along with increased revenue from our interest-rate-sensitive businesses. There were reductions in net securities gains and debt underwriting fees.

Non-interest expense decreased by $10 million, primarily due to lower employee costs, offset in part by higher support costs.

Results for the current period benefited from a recovery of prior periods’ income taxes.

Q3 YTD 2011 vs Q3 YTD 2010

Net income increased $169 million or 28% to $771 million. Revenue increased $194 million or 8% due to increases in investment banking fees, securities commissions and revenues from our interest-rate-sensitive businesses. Although overall revenues improved from the prior year, trading revenue decreased primarily due to the very strong results in the first half of the prior year. Provisions for credit losses were lower than in the prior year.

Non-interest expense was $57 million or 4.2% higher than in the prior year mainly due to higher employee costs, as we continue to invest in strategic hiring across certain lines of business, and increased support costs.

Results for the current period included a provision for prior periods’ income taxes in the U.S. segment in the first quarter of the year as well as a recovery of prior periods’ income taxes in the third quarter.

BMO Financial Group Third Quarter Report 2011 • 25

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q3-2011	Increase (Decrease) vs. Q3-2010		Increase (Decrease) vs. Q2-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income before teb offset	(182)	(87)	(89%)	(107)	(+100%)	(409)	(83)	(25%)
Group teb offset	(55)	66	55%	(2)	(4%)	(169)	122	42%

Net interest income (teb)	(237)	(21)	(9%)	(109)	(87%)	(578)	39	6%
Non-interest revenue	40	(7)	(16%)	(65)	(62%)	189	49	34%

Total revenue (teb)	(197)	(28)	(17%)	(174)	(+100%)	(389)	88	18%
Provision for credit losses	(47)	(34)	(+100%)	11	18%	(62)	(192)	(+100%)
Non-interest expense	106	51	93%	(5)	(4%)	294	199	+100%

Loss before income taxes and non-controlling interest in subsidiaries	256	45	22%	180	+100%	621	(81)	(12%)
Income taxes recovery (teb)	144	(44)	(23%)	41	40%	423	(83)	(16%)
Non-controlling interest in subsidiaries	18	(1)	(2%)	-	-	54	(2)	(2%)

Net loss	130	88	+100%	139	+100%	252	-	-

Adjusted net loss	92	50	+100%	97	+100%	219	(33)	(13%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(141)	(78)	(+100%)	(106)	(+100%)	(248)	(126)	(+100%)
Provision for credit losses	6	(12)	(60%)	(15)	(65%)	100	(60)	(37%)
Non-interest expense	51	49	+100%	8	14%	95	104	+100%
Income tax recovery (teb)	88	52	+100%	25	34%	234	125	+100%
Net loss	115	63	+100%	75	+100%	223	45	25%

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of teb adjustments, the impact of our expected loss provisioning methodology, the results from certain impaired loan portfolios, and the impact of certain fair value adjustments and integration costs relating to the acquisition of M&I.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP. See the Review of Operating Groups’ Performance section for more details.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

26 • BMO Financial Group Third Quarter Report 2011

Financial Performance Review

Technology and Operations operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services reported a net loss in the quarter of $130 million and an adjusted net loss of $92 million. The net loss includes a loss of $39 million in respect of M&I, essentially matching the $38 million after-tax costs of integration and hedging foreign currency risk on the purchase. Excluding those items, M&I’s results were virtually break-even.

The discussion that follows excludes the impact of M&I. On that basis, Corporate Services net loss in the current quarter was $91 million, an increase of $49 million from the prior year. Revenues were $15 million better, primarily due to a lower group teb offset, partially offset by a less favourable impact year over year from hedging activities. Expenses were $12 million worse, mainly due to higher employee costs and technology investment spending. Provisions for credit losses were $16 million lower as a result of lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology, and income taxes were $69 million higher primarily due to a lower group teb offset.

As explained more fully in the preceding introduction to the Review of Operating Groups’ Performance section, during the quarter certain impaired real estate secured assets were transferred to Corporate Services from P&C U.S. As well, certain real estate secured assets acquired on the M&I transaction are included in Corporate Services.

Corporate Services net loss in the current quarter increased $139 million from the second quarter. As explained above, results for the current quarter include a loss of $39 million in respect of M&I and a loss of $1 million in respect of M&I after adjusting for the after-tax costs of integration and hedging foreign currency risk. M&I related results in the second quarter included a loss of $25 million which was comprised entirely of the after-tax costs of integration and hedging foreign currency risk that quarter. Excluding those items, there was no loss in respect of M&I related results in the second quarter, compared with a $1 million loss on that basis in the third quarter.

The discussion that follows excludes the impact of M&I. On that basis, Corporate Services net loss in the third quarter increased $125 million from the second quarter. Revenues were $142 million lower, largely due to lower interest on the settlement of certain income tax matters and lower securitization-related revenues largely related to a credit card securitization in the second quarter. Expenses were $19 million lower, primarily due to reduced technology investment spending, and provisions for credit losses were higher, largely due to a $42 million reduction in the general allowance in the second quarter.

The net loss for the year to date of $252 million was unchanged from the prior year. The rest of the discussion that follows excludes the impact of M&I. The net loss for the year to date was $188 million, a decrease of $64 million from the prior year. Revenues were $142 million higher, primarily driven by a lower group teb offset and higher interest on the settlement of certain income tax matters. Expenses were $135 million higher, largely due to an increase in employee costs, technology investment spending and costs related to the impaired loan portfolio. The provision for credit losses decreased by $174 million.

BMO Financial Group Third Quarter Report 2011 • 27

GAAP and Related Non-GAAP Results and Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q3-2011	Q2-2011	Q3-2010	YTD-2011	YTD-2010

Reported Results
Revenue	3,274	3,217	2,907	9,837	8,981
Non-interest expense	(2,111)	(2,023)	(1,898)	(6,180)	(5,567)
Pre-provision, pre-tax earnings	1,163	1,194	1,009	3,657	3,414
Provision for credit losses	(174)	(145)	(214)	(567)	(796)
Provision for income taxes	(178)	(231)	(107)	(667)	(491)
Non-controlling interest in subsidiaries	(18)	(18)	(19)	(54)	(56)
Net Income	793	800	669	2,369	2,071

Reported Measures
EPS ($)	1.27	1.34	1.13	3.91	3.51
Net income growth (%)	18.5	7.5	20.1	14.4	81.7
EPS growth (%)	13.2	6.3	16.3	11.5	76.6
Revenue growth (%)	12.6	5.5	(2.4)	9.5	11.2
Non-interest expense growth (%)	11.1	10.5	1.4	11.0	(0.6)
Productivity ratio (%)	64.5	62.9	65.3	62.8	62.0
Operating leverage (%)	1.5	(5.0)	(3.8)	(1.5)	11.8
Return on equity (%)	14.7	16.7	13.7	15.7	14.8

Adjusting Items
Charges to net interest income
Acquisition-related items – hedge of foreign currency risk on the purchase of M&I	(9)	(11)	-	(20)	-

Charges to non-interest expense
Acquisition-related items – costs of M&I integration and integration planning	(53)	(25)	-	(78)	-
Amortization of acquisition-related intangible assets	(17)	(10)	(10)	(36)	(26)

Decrease in the general allowance for credit losses	-	42	-	42	-

Income tax benefit (charge) related to the above	29	-	1	30	3

After-tax impact of Adjusting Items
Acquisition-related items – hedge of foreign currency risk on the purchase of M&I	(6)	(8)	-	(14)	-
Acquisition-related items – costs of M&I integration and integration planning	(32)	(17)	-	(49)	-
Amortization of acquisition-related intangible assets	(12)	(9)	(9)	(29)	(23)
Decrease in the general allowance for credit losses	-	30	-	30	-

Net Income	(50)	(4)	(9)	(62)	(23)
EPS ($)	(0.09)	(0.01)	(0.01)	(0.11)	(0.04)

Adjusted Results (Note 1)
Revenue	3,283	3,228	2,907	9,857	8,981
Non-interest expense	(2,041)	(1,988)	(1,888)	(6,066)	(5,541)
Pre-provision, pre-tax earnings	1,242	1,240	1,019	3,791	3,440
Provision for credit losses	(174)	(187)	(214)	(609)	(796)
Provision for income taxes	(207)	(231)	(108)	(697)	(494)
Non-controlling interest in subsidiaries	(18)	(18)	(19)	(54)	(56)
Net Income	843	804	678	2,431	2,094

Adjusted Measures (Note 1)
EPS ($)	1.36	1.35	1.14	4.02	3.55
Net income growth (%)	24.4	6.9	11.1	16.1	30.2
EPS growth (%)	19.0	5.5	8.7	13.3	25.2
Revenue growth (%)	12.9	5.9	(2.6)	9.7	5.1
Non-interest expense growth (%)	8.0	9.2	1.5	9.5	(0.5)
Productivity ratio (%)	62.2	61.6	65.0	61.5	61.7
Operating leverage (%)	4.9	(3.3)	(4.1)	0.2	5.6
Return on equity (%)	15.6	16.8	13.9	16.1	14.9

Note 1: Adjusted results and measures are non-GAAP. All of the above adjusting items are charged to Corporate Services, except the amortization of acquisition-related intangible assets which applies to all groups.

Non-GAAP Measures

Results and measures in the MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out above. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

28 • BMO Financial Group Third Quarter Report 2011

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2010 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 23, 2011, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, December 5, 2011, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, December 5, 2011.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656

Michael Chase, Director, michael.chase@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Blair Morrison, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

May 2011 $61.79

June 2011 $60.09

July 2011 $61.50

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

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Annual Meeting 2012
The next Annual Meeting of Shareholders will be held on Tuesday, March 20, 2012, in Halifax, Nova Scotia.